Exhibit 99.1

EQUITY INTEREST PURCHASE AGREEMENT

BY AND AMONG

ULTRAPETROL (BAHAMAS) LTD.,

PRINCELY INTERNATIONAL FINANCE CORP.

INTEROCEAN TRANSPORTATION INC.,
UABL S.A.
AND
ULTRAPETROL S.A.

_____________________

 Dated as of January 31, 2017

TABLE OF CONTENTS

-i-

-ii-

EXHIBITS
Exhibit A          Form of Transition Services Agreement
Exhibit B          Form of General Assignment and Bill of Sale

-iii-

EQUITY INTEREST PURCHASE AGREEMENT
Equity Interest Purchase Agreement (this "Agreement"), dated as of January 31, 2017 (the "Effective Date"), by and among Ultrapetrol (Bahamas) Ltd., a company organized under the laws of the Bahamas ("Parent"), Princely International Finance Corp., a corporation organized under the laws of Panama ("Seller"), and Interocean Transportation Inc., a company organized under the laws of the Bahamas ("Purchaser"), and, solely for the purposes of Sections 5.11 5.13 and 5.16, UABL S.A., a stock company organized under the laws of Argentina ("UABL") and Ultrapetrol S.A., a stock company organized under the laws of Argentina ("UP Argentina").
WHEREAS, Seller is a wholly-owned Subsidiary of Parent and Seller owns 100% of the outstanding equity interests (the "Purchased Interests") in Palmdeal Shipping Inc., a corporation organized under the laws of Panama ("Palmdeal") and in Mondalva Shipping Inc., a corporation organized under the laws of Panama ("Mondalva" and, when used collectively with Palmdeal, the "Panama Companies");
WHEREAS, the Panama Companies own 100% of the outstanding equity interests (the "Naviera Interests") in Naviera del Sud S.A., a stock company organized under the laws of Argentina ("Naviera" and, when used collectively with the Panama Companies, the "Acquired Companies");
WHEREAS, Palmdeal owns the vessel M/V Asturiano (the "Asturiano") and Naviera owns the vessel Argentino (the "Argentino") (jointly, the "Vessels");
WHEREAS, Seller is a provider with the Vessels of deep sea freight transportation services and the Acquired Companies constitute the operating division designated as the "Ocean Business" within Seller (such business as presently conducted by Seller and the Acquired Companies, the "Ocean Business");
WHEREAS, prior to the Closing (as defined herein), certain assets related to the Ocean Business shall be transferred to the Acquired Companies free and clear of any Liens other than Permitted Liens;
WHEREAS, Seller and Palmdeal desire to sell to Purchaser, and Purchaser desires to purchase from the Seller and Palmdeal, the Purchased Interests, free and clear of any Liens other than Permitted Liens, and upon the terms and conditions contained in this Agreement (the "Transaction");
WHEREAS, Seller through a committee of independent directors conducted an open process to sell various divisions of Seller's business, including the Ocean Business;
WHEREAS, Seller initiated negotiations with various parties for an eventual sale of the Ocean Business in December 2015;
WHEREAS, Seller engaged the M&A firm Infupa to conduct a competitive bidding process for the sale of the Ocean Business in order to obtain the most competitive market price of the Ocean Business;

WHEREAS, Seller has, among other considersations, considered that Purchaser will assume all possible labor liabilities connected with the employees set forth on Section 3.11 of the Disclosure Schedule hereto;
WHEREAS, after taking into account the totality of each of the offers received with respect to the sale of the Ocean Business conducted by Infupa, including conditions to reaching an agreement, certainty of purchase price and closing, timing of closing, the timing of the restructuring, and the like, Seller, Purchaser and the Majority Supporting Noteholders desire to enter into this Agreement;
 WHEREAS, the transaction is the result of an arms-length negotiation between Purchaser, Seller and the Majority Supporting Noteholders.
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the parties hereto hereby agree as follows:
ARTICLE I
 DEFINITIONS
Section 1.1          Definitions.  As used herein, the following terms have the meanings set forth below:
"Adjustment Amount" means an amount, which may be positive or negative, equal to (a) the Closing Working Capital minus (b) the Target Working Capital; provided, however, that for the purposes of this definition and any adjustment made pursuant hereto, the Closing Working Capital shall in no event exceed $3,250,000 or be less than $2,750,000.
"Affiliate" means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.  For purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.  For purposes of this Agreement, Seller shall not be deemed an Affiliate of Purchaser nor, as of and after Closing, of the Acquired Companies.
"Business Day" means any day, other than a Saturday, Sunday, or day on which commercial banks are required or authorized to be closed in New York, New York.
"Closing Purchase Price" means the Base Purchase Price plus or minus, as applicable, the Adjustment Amount.
"Closing Working Capital" means the Working Capital as of immediately prior to the Closing.

"Code" means the U.S. Internal Revenue Code of 1986, as amended.
"Confidential Information" means (a) any and all non-public or confidential information that is proprietary or competitively sensitive (including non-public or confidential information regarding finances, customers, supplier, products, services, forecasts, sales and other financial results, records and budgets, and business, marketing, development, sales and other commercial strategies; unpatented inventions, ideas, methods and discoveries, trade secrets, Know-How, unpublished patent applications and other confidential intellectual property), whether written or oral, to the extent Relating to the Ocean Business, and (b) any notes, analyses, compilations, studies, interpretations, documents or records to the extent containing, referring to, relating to, based on or derived from any of the foregoing information.
"Contract" means any written contract, lease, license, commitment, legally binding obligation, customer order, loan or credit agreement, indenture, or written agreement, other than a Permit.
"Enforceability Exceptions" means (a) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally, and (b) general principles of equity.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.
"ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
"Excluded Taxes" means any Taxes (other than value-added Taxes (VAT)) (a) imposed with respect to the Purchased Interests, the Acquired Company Assets, or the Ocean Business for any Pre-Closing Period, (b) Taxes of Seller for any Pre-Closing Period, and (c) Taxes of Seller arising out of the consummation of the Transaction, other than Transfer Taxes.  For purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes for the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) for the Pre-Closing Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.
"GAAP" means United States generally accepted accounting principles, consistently applied.
"Governmental Entity" means any national, state, local, supranational or foreign government or any court of competent jurisdiction, administrative agency or commission or other national, state, local, supranational or foreign governmental authority or instrumentality.

"Intellectual Property" means (a) patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, extensions and reexaminations thereof, (b) trademarks, service marks, trade names, service names, trade dress and logos, including all goodwill associated therewith, and registrations and applications for registration thereof, and all reissues, extensions and renewals of any of the foregoing, (c) copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, in each case, other than software, whether or not registered, and registrations and applications for registration thereof, and (d) know-how, including all intellectual property rights arising from or in respect of the know-how.
"Intercompany Contract" shall mean any Contract between or among one or more Acquired Companies, on the one hand, and Seller and/or any of its Affiliates (other than the Acquired Companies), on the other hand.
"Judgment" means any judgment, injunction, order or decree of any Governmental Entity.
 "Law" means any national, state, local, supranational or foreign law, statute, code, order, ordinance, rule, regulation or treaty (including any Tax treaty), in each case promulgated by a Governmental Entity.
"Liabilities" means all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including but not limited to those arising out of any Contract or tort based on negligence or strict liability).
 "Lien" means any mortgage, lien, pledge, security interest, deed of trust, option, right of first refusal, right of first option, charge, easement, lease, sublease, covenant, right of way, claim, restriction or encumbrance of any kind.
"Majority Supporting Noteholders" shall have the meaning set forth in the Restructuring Support Agreement.
"Notes" shall mean the 8.875% First Preferred Ship Mortgage Notes due 2021 issued by Parent.
 "Noteholders" shall have the meaning set forth in the Restructuring Support Agreement.
"Ocean Business Employee" means the persons listed on Schedule 3.11 of the Seller Disclosure Schedules hereto.  Schedule 3.11 hereto lists the compensation, benefits, seniority and union leadership protective status (if any) of all Ocean Business Employees, the transfer of which shall be completed by Seller as set forth in Schedule 3.11.
"Ocean Business Material Adverse Effect" means any event, change or effect that individually or in the aggregate with other events, changes or effects, is materially adverse to the business, financial condition or results of operations of the Acquired Companies and/or the Ocean Business taken as a whole after giving effect to the transfer of Acquired Company Assets;

provided, however, that no such event, effect or change resulting or arising from any of the following matters shall be deemed by itself or by themselves, either alone or in combination, to constitute or contribute to an Ocean Business Material Adverse Effect:  (a) the general conditions in the industries in which the Ocean Business operates, including competition in the geographic areas in which the Ocean Business operates; (b) general political, economic, financial or capital market conditions (including interest rates); (c) any act of civil unrest, war or terrorism, including an outbreak or escalation of hostilities involving the United States or any other country or the declaration by the United States or any other country of a national emergency or war; (d) any conditions resulting from natural or manmade disasters or other acts of God; (e) the failure of the financial or operating performance of Seller, the Acquired Companies or the Ocean Business to meet internal, Purchaser or analyst projections, forecasts or budgets for any period (provided, that this clause (e) shall not be construed as implying that Seller is making any representation or warranty herein with respect to any internal, Purchaser or analyst projections, forecasts or budgets); (f) any action taken or omitted to be taken by or at the request of or with the prior written consent of Purchaser, or compliance with applicable Law or the covenants and agreements contained in this Agreement; (g) the execution, announcement, pendency or consummation of the Transaction Documents, the Transaction or the other transactions contemplated thereby, or the identity of Purchaser; or (h) changes in any Law or GAAP or other applicable accounting principles or standard or any interpretations thereof; provided that any adverse effect resulting from matters described in clauses (a), (b), (c) or (d) above does not have a substantially disproportionate effect on the business, financial condition or results of operation of the Acquired Companies and/or Ocean Business relative to similarly situated participants in the industries in which the Ocean Business participates.
"Permits" means permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Entity.
"Permitted Liens" means the following Liens:  (a)  Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that may thereafter be paid without penalty; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by applicable Law and on a basis consistent with past practice or in the ordinary course of business; (c) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers' compensation, unemployment insurance or other types of social security; (d) defects or imperfections of title, easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances affecting title to property (other than vessels) that do not, individually or in the aggregate, materially interfere with the ordinary conduct of the Ocean Business, as a whole, or materially restrict Purchaser's ability to sell such property (other than vessels) for industrial use; (e) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; (f) Liens on vessels for crews' wages and salvage, for claims covered by insurance and for maritime liens arising in the ordinary course of business; and (g) Liens disclosed on Section 1.1 of the Seller Disclosure Schedules.
"Person" means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

"Pre-Closing Period" means any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.
"Proceeding" means any judicial, administrative or arbitral actions, suits or proceedings by or before any Governmental Entity.
"Property Taxes" means real, personal and intangible ad valorem property Taxes.
"Regulatory Approvals" means all Approvals from antitrust and other Governmental Entities that are required under applicable Law to permit the consummation of the Transaction and the other transactions contemplated by this Agreement.
"Relating to the Ocean Business" means used primarily or exclusively in the operation or conduct of the Ocean Business as presently conducted.
"Representatives" of a Person means any officer, director or employee of such Person or any investment banker, attorney, accountant or other advisor or representative of such Person.
"Restructuring Support Agreement" that certain Restructuring Support Agreement dated as of November 18, 2016 by and among (a) Parent, (b) each of Seller's direct and indirect subsidiaries set forth on Schedule 1 therein and party thereto, (c) each of the holders of the Notes that are party thereto, (d) International Finance Corporation, (e) The OPEC Fund for International Development, (f) Southern Cross Latin America Private Equity Fund III, L.P. and (g) Southern Cross Latin America Private Equity Fund IV, L.P. and Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd.
"Seller Benefit Plan" means each compensation or benefits plan, program or arrangement (including those subject to ERISA, employment agreements, cash or equity-based bonus or incentive arrangements, severance arrangements, vacation policies and health and welfare plans) sponsored, maintained or contributed to or by Seller or any Subsidiaries of Seller or any of their respective ERISA Affiliates, for the benefit of any Ocean Business Employees (and any employees of the Ocean Business who, but for their termination of employment, would have been Ocean Business Employees).
"Seller Disclosure Schedules" means those certain Seller Disclosure Schedules dated as of the date of this Agreement, provided by Seller to Purchaser.
"Sparrow SPA" means the share purchase agreement executed dated as of July 13, 2014, by and between Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., Ocean Consulting GmbH, Ocean Transportation GmbH, Felipe Menendez Ross, Ricardo Menendez Ross and Sparrow Capital Investments Ltd. and all documents in connection therewith.
"Straddle Period" means any taxable period that begins on or before the Closing Date and ends after the Closing Date.
"Supporting Noteholders" shall have the meaning set forth in the Restructuring Support Agreement.

"Subsidiary" means with respect to any Person, any corporation, limited liability company or other entity whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.
"Target Working Capital" means $3,000,000.
"Tax" means any tax of any kind, including any federal, state, local or foreign income, revenue, estimated, sales, use, ad valorem, receipts, value added, goods and services, profits, license, withholding, payroll, employment, unemployment, excise, premium, property, customs, net worth, capital gains, transfer, stamp, documentary, social security (or similar), environmental, alternative or add-on minimum, occupation, and any other duty, assessment, or governmental charge, together with all interest, penalties and additions imposed with respect to such amounts.
"Tax Proceeding" means audit, examination, contest, litigation or other Proceeding with or against any Taxing Authority.
"Tax Return" means any return, declaration, report, claim for refund or information return or statement required to be filed with any Taxing Authority relating to Taxes, including any amendment thereof.
"Taxing Authority" means any Governmental Entity responsible for the administration or the imposition of any Tax.
"Transaction Documents" means this Agreement, including the Schedules and Exhibits hereto, the Transition Services Agreement, the General Assignment and Bill of Sale, Bareboat Charters of barges enabling rights under Decree No. 1010, and each other document and instrument delivered in connection with the Closing.
"Working Capital" means the sum, at the Closing and after giving effect to the Transaction and the other transactions contemplated by this Agreement, including any payments made pursuant to Sections  3.6 and 5.15, of the Acquired Companies' (x) cash, accounts receivable from unaffiliated clients, advances to unaffiliated suppliers for goods or services not yet received by the Acquired Companies (for the avoidance of doubt advances to agents or suppliers for goods or services already received but for which an invoice has not yet been issued shall not be considered current assets), tax credits reasonably expected to be recovered by the Acquired Companies within one (1) year from the Closing Date (provided that, for purposes of this calculation, all value added tax credits above $150,000 shall be excluded from Working Capital), fuel Inventories and unused unbroached lubricant Inventories, less (y) accounts payable to any suppliers (excluding payables owed by one of the Acquired Companies to another of the Acquired Companies but including any Taxes arising from such payables), salaries or wages, leave wages and vacation due to or accrued in connection with employees and crew for their employment and/or putative employment, including any taxes and social laws applicable to such charges, with any of the Acquired Companies prior to the Closing Date, labor taxes and/or social charges payable by the Acquired Companies and other Taxes (including value-added taxes)

payable by the Acquired Companies (collectively, "Current Liabilities").  For the purpose of calculating the Working Capital, any expenses to be incurred in connection with the revenue for in-progress voyages that has been recognized and either collected in cash or is due in the form of accounts receivable shall reduce the amount of Working Capital. For the avoidance of doubt,  the following items shall be deducted from in any calculation of Working Capital under this Agreement as set forth in Section 2.7 of the Seller Disclosure Schedule: (1) withholding taxes for the M/V Asturiano in an amount of $90,832.00; (2) charges for re-positioning MT Mentor in the amount of $75,000, (3) any to receivables from Vinisa in excess of $773,000 as of December 31, 2016 and $673,000 as of January 31, 2017 except for invoice #A001200000281 for $20,563.20; (4) offhire claim for MT Mentor in the amount of $120,315.00; (5) vacations and leave days accrued until December 31, 2016 in the amount of $262,026.00 (subject to further adjustment upon determination of Working Capital as of January 31, 2017); (6) the agreed-upon adjustment for additional severance costs incurred up to December 31, 2016 in the amount of $95,333.33; (7) vacations and leave days to accrue in January 2017, currently estimated at $79,849.51 (subject to further adjustment upon determination of Working Capital as of January 31, 2017); and (8) adjustments due to crew transfers, currently estimated at $82,957.93 (subject to further adjustment upon determination of Working Capital as of January 31, 2017).

Section 1.2          Other Defined Terms.  In addition, the following terms shall have the meanings ascribed to them in the indicated section of this Agreement:
Term	Section

Acquired Companies	Recitals
Acquired Company Assets	2.4(a)
Acquisition Transaction	5.14(a)(i)
Agreement	Preamble
Allocation	2.8
Allocation Schedule	2.8
Antitrust Approval	9.1
Approvals	2.9
Assigned Contracts	2.4(a)(ii)
Asturiano	Recitals
Base Purchase Price	2.2
Closing	2.3
Closing Date	2.3
CNDC	9.1
Closing Statement	2.7(b)
Competing Activity	5.13(b)
Confidentiality Agreement	5.3
Convey	2.4(a)
Dispute Notice	2.7(c)
Dispute Resolution Period	2.7(c)
Effective Date	Preamble
Excluded Assets	2.5
General Assignment and Bill of Sale	2.6(a)(iv)
Independent Accounting Firm	2.7(c)

Inventory	2.4(a)(vi)
Lender Mortgage	5.15
Lenders	5.15
Loan Obligations	5.15
Mondalva	Recitals
Names	5.8(a)
Naviera	Recitals
Naviera Interests	Recitals
Ocean Business	Recitals
Ocean Business Guarantees	5.7
Ocean Business Intellectual Property	2.4(a)(iii)
Ocean Business Permits	3.5
Palmdeal	Preamble
Panama Companies	Recitals
Pre-Closing WC Claims	5.9(b)
Purchase Price	2.2
Purchased Interests	Recitals
Purchaser	Preamble
Purchaser Material Adverse Effect	4.1
Purchaser's Allocation	2.8
Release Confirmation	5.15
Required Charters	5.11
Restricted Entities	5.13(a)
Sample Closing Statement	2.7(a)
Scheduled Closing Date	2.3
Seller	Preamble
Seller's Allocation Notice	2.8
Transaction	Recitals
Transaction Accounting Principles	2.7(b)
Transfer Taxes	6.2
Transferred Ocean Business Employees	5.6(a)
Transition Services Agreement	2.6(a)(iii)
UABL	Preamble
UP Argentina	Preamble
Vessels	Recitals
WC Insurer	5.9(b)
Workers Compensation Policies	5.9(b)

ARTICLE II
 PURCHASE AND SALE; CLOSING
Section 2.1          Purchase and Sale.  Subject to the terms and conditions of this Agreement, Seller hereby agrees to sell, and Purchaser hereby agrees to purchase from Seller, at Closing, the Purchased Interests, which shall be transferred with all of their economic and political rights now or hereafter attached thereto, including, without limitation: (i) any and all rights to any dividend that has not been distributed; (ii) any and all rights to the profits accrued until the Closing Date, including retained earnings or reserves not distributed, if any; and (iii) any and all rights arising from any revocable or irrevocable capital contributions which capitalization is pending, and shall be transferred free and clear of all Liens other than Permitted Liens.    As a result of Purchaser's acquisition of the Purchased Interests, Purchaser shall indirectly acquire, as of Closing, all of the Acquired Companies' right, title and interest in, the Acquired Company Assets.
Section 2.2          Purchase Price.  The aggregate purchase price payable upon the consummation of the Transaction, subject to adjustments as contemplated hereby, shall be $4,404,666.67 (Four Million Four Hundred And Four Thousand Six Hundred And  Sixty Six) (the "Base Purchase Price", and as adjusted pursuant to Section 2.7, the "Purchase Price").
Section 2.3          Closing Date.  The closing of the Transaction (the "Closing") shall take place at 8:00 p.m., New York City time, at the offices of Seward & Kissel LLP, on January 31, 2017.
The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."
Section 2.4          Transfer of Acquired Company Assets; Assumption of Acquired Company Liabilities.  Subject to the terms and conditions of this Agreement, prior to the Closing:
(a)          Seller shall assign, transfer, convey and deliver ("Convey") (or shall cause any applicable Subsidiary to Convey) to the applicable Acquired Company, and the applicable Acquired Company shall accept from Seller, free and clear of all Liens other than Permitted Liens, all of Seller's and its applicable Subsidiaries' right, title and interest in and to the following assets (other than any such assets that are already held by an Acquired Company as of the Closing Date) (the "Acquired Company Assets") as detailed in Section 2.4(a) of the Seller Disclosure Schedules:
(i)          The assets set forth on Section 2.4(a)(i) of the Seller Disclosure Schedules;
(ii)          Any and all Contracts Relating to the Ocean Business (the "Assigned Contracts"), including the Contracts on Section 2.4(a)(ii) of the Seller Disclosure Schedules; provided, that in no event shall any Contracts solely among Seller and/or any of its Subsidiaries be an Assigned Contract or Acquired Company Asset hereunder;
(iii)          Any and all Intellectual Property Relating to the Ocean Business, including the Intellectual Property listed in Section 2.4(a)(iii) of the Seller Disclosure Schedules (the "Ocean Business Intellectual Property"), including, but not limited to, all Intellectual Property rights associated with Patagonia Shipping Services including name, trademarks and logos;
(iv)           Any and all amounts due, including trade receivables (whether current or non‑current) and other accounts receivable, other than from Seller and/or any of its Subsidiaries, arising out of the Assigned Contracts;
(v)          Any and all prepaid expenses and security deposits arising out of the Assigned Contracts;

(vi)          Any and all raw materials, work-in-process, finished goods, supplies and other inventories Relating to the Ocean Business (collectively, the "Inventory");
(vii)          Any and all Ocean Business Permits; provided, however, that Seller shall not be required to Convey to the Acquired Companies any Ocean Business Permits that are nontransferable, and provided, further, that if any such nontransferable Ocean Business Permit is necessary to conduct business by Purchaser, Seller will, to the extent permitted by applicable Law, formally act as a principal under such Permits until such time when the Acquired Companies are able to be substituted for Seller under such Permits and Seller shall, to the extent permitted by applicable Law, perform all necessary actions so as to facilitate the obtaining of such Ocean Business Permits by Purchaser or the Acquired Entities;
(viii)          Any and all documents, instruments, papers, books, records, books of account, files and data (including customer, and repair and performance records, and data stored electronically or on other format), advertising and promotional materials (including reproducible masters) certificates and other documents to the extent Relating to the Ocean Business, other than (i) any books, records or other materials that Seller is required by applicable Law to retain (copies of which, to the extent permitted by applicable Law, will be made available to Purchaser upon Purchaser's reasonable request), (ii) personnel and employment records for employees and former employees who are not Ocean Business Employees and (iii) for the avoidance of doubt, any books, records or other materials that may be located in a facility of the Ocean Business to the extent not Relating to the Ocean Business; provided, that, with respect to any such books, records or other materials that are Acquired Company Assets pursuant to this clause (viii), Seller shall be permitted to keep (A) one (1) copy of such books, records or other materials to the extent required to demonstrate compliance with applicable Law or pursuant to internal compliance procedures, and (B) such books, records or other materials in the form of so-called "back-up" electronic tapes in the ordinary course of business; and
(ix)          Except as provided in Section 2.4(a)(ix) of the Seller Disclosure Schedules, any and all causes of action, rights of action, contract rights and warranty and product liability claims against third parties Relating to the Ocean Business.
A single asset may fall within more than one of clauses (i) through (ix) in this Section 2.4; such fact does not imply that (A) such asset shall be transferred more than once or (B) any duplication of such asset is required.  Anything to the contrary in this Agreement notwithstanding, no Intellectual Property that does not fall within subclause (ii) of this Section 2.4(a) will be deemed to be included in any other subclause of this Section 2.4(a).
(b)          Other than Current Liabilities that are taken into account in the calculation of Working Capital, and Permitted Encumbrances, Seller shall not Convey (and shall cause any applicable Subsidiary not to Convey), and the Acquired Companies shall not otherwise be become subject to any Liabilities to any Acquired Company from and after the date hereof through the Closing Date.
(c)          Seller shall, at any time and from time to time after the Closing, upon request of Purchaser, do, execute, acknowledge and deliver, and cause to be done, executed, acknowledged or delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney or assurances as may be reasonably required to sell, transfer, convey, assign, and deliver to Purchaser, or to aid and assist in the collection of or reducing to possession by Purchaser, of the applicable Acquired Company Assets, or to vest in Purchaser good and marketable title to the Acquired Company Assets, free and clear of any and all Liens other than Permitted Liens.
Section 2.5          Excluded Assets.  Notwithstanding anything to the contrary contained herein, any and all of the Seller's right, title and interest in and to the following assets (the "Excluded Assets") shall be specifically excluded from, and shall not constitute, the Acquired Company Assets:
(a)          Any and all assets related to the Seller Benefit Plans;
(b)          Any and all loans and advances, if any, by Seller or its Subsidiaries to Seller or any of its Affiliates or otherwise to the Ocean Business;
(c)          Any and all Intellectual Property, other than the Ocean Business Intellectual Property expressly included in subclause (iii) of Section 2.4(a) (including, as an Excluded Asset covered by this Section 2.5(c), the Intellectual Property listed in Section 2.5(c) of the Seller Disclosure Schedules);
(d)          Any and all Contracts other than the Assigned Contracts;
(e)          All owned and leased real property and interests in real property;
(f)          Any and all refunds for credits against Excluded Taxes;
(g)          Tax Returns and other books and records related to Taxes paid or payable by Seller or any of its Affiliates;
(h)          (i) Any and all insurance policies and binders and interests in insurance pools and programs and self-insurance arrangements whether or not Relating to the Ocean Business, for all periods before and through the Closing, and (ii) any claims under insurance policies set forth on Section 2.5(h) of the Seller Disclosure Schedules;
(i)          Any and all non‑transferrable Ocean Business Permits, provided however that Seller will comply with Section 2.4(a)(vii) with respect thereto; and
(j)          Any and all other assets of Seller not specifically included in the Acquired Company Assets.
The parties hereto acknowledge and agree that neither Purchaser nor any of its Affiliates will acquire or be permitted to retain any direct or indirect right, title and interest in any Excluded Assets.  For the avoidance of doubt, no right, title and interest in and to the Intellectual Property described in this Section 2.5 are being acquired by Purchaser.
Section 2.6          Closing Deliveries.  (a) At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller (or a Subsidiary, as designated by Seller) the following:

(i)          payment, by wire transfer(s) to one or more bank accounts designated in writing by Seller (such designation to be made by Seller at least two (2) Business Days prior to the Closing Date), of an amount in immediately available funds equal to the Closing Purchase Price, which funds shall be (A) to the extent required by the Restructuring Support Agreement, delivered to the trustee under the indenture governing the Notes with respect to cash collateral proceeds reasonably required for the implementation of the Restructuring (as defined in the Restructuring Support Agreement) and the Plan (as defined in the Restructuring Support Agreement) and (B) subject to the provisions of Section 2.7 hereto, placed into escrow for the benefit of the Noteholders with respect to all other proceeds, in each case, applied pursuant to the Restructuring Support Agreement and the Plan (as defined in the Restructuring Support Agreement);
(ii)          the certificate to be delivered pursuant to Section 7.3(c);
(iii)          a counterpart of the Transition Services Agreement (the "Transition Services Agreement"), duly executed by Purchaser, it being agreed by the parties that the Transition Services Agreement shall, to the extent permitted by applicable Contracts,  contain provisions pursuant to which (i)  the Acquired Companies will be allowed to continue to utilize, free of charge, the software provided by Oracle and Nexus to support the Acquired Companies' operations during a three month period following the Closing and at Purchaser's request Seller will provide the salary calculations for the month of January 2017, and February 2017, (ii) the vessels M/T Mentor and M/V Asturiano will be able to operate under the Document of Compliance of UP until such time as NDS has obtained its own Document of Compliance in Panama; (iii) UABL shall provide bareboat charters as set forth in Section 5.10 hereof; and (iv) provisions with respect to payment of withholding taxes by NDS and reimbursement of such payments by UABL..
(b)          At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:
(i)          share or unit certificates representing the equity interests of the Acquired Companies;
(ii)          the stock books, stock ledgers, minute books, corporate seals, certificates of incorporation, check books and statutory books of the Acquired Companies and the public deeds evidencing the Acquired Companies' ownership of the Vessels free and clear of any Liens other than Permitted Liens;
(iii)          the certificate to be delivered pursuant to Section 7.2(c);
(iv)          a counterpart of the Transition Services Agreement duly executed by the Acquired Companies, UABL, UP Argentina, Parent and Seller;
(v)          a counterpart of the General Assignments and Assumptions and Bills of Sale for the Acquired Company Assets, by and between the Seller and NDS, attached as Exhibit B hereto (the "General Assignment and Bill of Sale"), duly executed by the Seller and NDS;

(vi)          resignations, effective as of the Closing Date, of all directors, supervisory committee members and officers of the Acquired Companies setting forth that the Acquired Companies do not owe any fees to them in their capacities as directors, officers or supervisory committee members or in any other respect and releasing the applicable Acquired Company from any claims or liabilities;
(vii)          resolutions duly and validly adopted by the Board of Directors of Seller certified by Seller's Secretary evidencing the Board of Directors' authorization of the execution and delivery of this Agreement, its Exhibits and Schedules and all other ancillary documents hereto, the consummation of the transactions contemplated hereby and the powers granted to the signatories of this Agreement for the execution and delivery hereof for and on behalf of Seller;
(viii)          resolutions adopted by the shareholders' of each of the Acquired Companies certified by the Secretaries of the Acquired Companies (to the extent applicable) in which such shareholders unanimously resolve to (i) approve the resignation of all the resigning directors, supervisory committee members and officers of the respective Acquired Company and (ii) nominate such new regular and alternate directors and supervisory committee members or officers (as the case may be) of the Acquired Companies as were previously identified to Seller by Purchaser;
(ix)          Seller shall cause Sparrow Capital Investments Ltd. to, and Parent shall, execute a waiver (duly authorized by the board of directors of Ultrapetrol (Bahamas) Ltd.) releasing Mr. Felipe Menendez Ross, Mr. Ricardo Menendez Ross, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., and SIPSA Sociedad Anonima, and respective controlled subsidiaries and entities, of those obligations under Section 14 of the Sparrow SPA which exclusively relate to the "Ocean Business" as such term is defined in the Sparrow SPA;
(x)          Certificate of Registry dated not earlier than 5 days prior to the Closing Date issued by competent authorities in Panama and Argentina evidencing that the Vessels are owned by the respective Acquired Companies free and clear of any Liens other than Permitted Liens;
(xi)          The Sample Closing Statement;
(xii)          Naviera's registro de acciones evidencing that it is owned by the Panama Companies free and clear of any Liens other than Permitted Liens, and stock certificates duly issued in favor of the Panama Companies evidencing that one hundred percent (100%) of the stock of Naviera is owned by the Panama Companies;
(xiii)          Such other certificates and documents or instruments required or reasonably requested by Purchaser to implement the transactions contemplated hereunder.
(c)          All proceedings to be taken and all documents to be executed and delivered by Seller and Purchaser at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

Section 2.7          Working Capital Purchase Price Adjustment.
(a)          Section 2.7 of the Seller Disclosure Schedules sets forth a calculation of the net Working Capital of the Ocean Business as of December 31, 2016 (the "Sample Closing Statement"). The Sample Closing Statement has been be prepared by Seller in accordance with GAAP and has been approved by Buyer after Buyer was provided access to the books and records of Seller; provided, that nothing herein shall preclude Purchaser to object any item included in the Closing Statement if the inclusion of such item in the Sample Closing Statement was inconsistent with GAAP.
(b)          If the Sample Closing Statement, after the adjustments agreed by both parties and shown on Section 2.7(a) of the Seller Disclosure Schedule, shows a Working Capital of less than U$S 3,000,000 (Three million US Dollars) then the Sellers will add to the cash in the Company prior to Closing, and evidence same to buyers at Closing, an amount equivalent to sum of the difference between the Working Capital as determined in the Sample Closing Statement and U$S 3,000,000.
(c)          No later than February 14, 2017, Seller shall cause to be prepared and delivered to Purchaser a working capital statement (the "Closing Statement") setting forth the Adjustment Amount and the calculation of such Adjustment Amount, including the Closing Working Capital, which Closing Statement shall be reasonably acceptable to the Majority Supporting Noteholders.  The Closing Statement shall be prepared in accordance with the same accounting principles, practices, methodologies and policies, including the use of the same line items and line item entries, set forth on and applied in the preparation of the Sample Closing Statement; provided, however, that assets newly acquired and liabilities newly incurred after December 31, 2016 when the Sample Closing Statement was prepared will be incorporated following the date of the Sample Closing Statement which cannot be appropriately placed in line items previously applied by Seller, but that constitute Acquired Company Assets will also be included to the extent consistent with the accounting principles, practices, methodologies and policies applied in preparing the Sample Closing Statement (the principles, practices, methodologies and policies so applied, the "Transaction Accounting Principles"). Purchaser agrees that, following the Closing through the date that the Closing Statement becomes final and binding in accordance with this Section 2.7, it will not take any actions (except to the extent necessary to correct any inadvertent mistakes) with respect to any accounting books, records, policies or procedures on which the Sample Closing Statement or the Closing Statement is based that are inconsistent with the ordinary course past practice of the Ocean Business (or of Seller or any of its Affiliates with respect to the Ocean Business) prior to Closing or that would impede or delay the final determination of the Closing Statement. Seller and Purchaser acknowledge that (i) the sole purpose of the determination of the Closing Statement is to adjust the Purchase Price so as to reflect the change in net working capital resulting only from the operation of the Ocean Business and (ii) such change can be measured properly only if the calculation is done using the same Transaction Accounting Principles.
(d)          Within seven (7) days following receipt by Purchaser of the Closing Statement, Purchaser shall deliver written notice to Seller of any dispute Purchaser has with respect to the preparation or content of the Closing Statement (the "Dispute Notice"); provided, however, that if Purchaser does not deliver any Dispute Notice to Seller within such seven (7)

day period, the Closing Statement will be final, conclusive and binding on the parties hereto.  The Dispute Notice shall set forth in reasonable detail the basis for any dispute included therein, the amounts involved and Seller's determination of the Adjustment Amount, including the Closing Working Capital; provided, however, that any dispute set forth in the Dispute Notice shall be limited to the determination of the Adjustment Amount and Purchaser may not dispute the accounting principles, practices, methodologies and policies used in preparing the Closing Statement unless they are inconsistent with the Transaction Accounting Principles.  Upon receipt by Seller of a Dispute Notice, Purchaser and Seller shall negotiate in good faith to resolve any dispute set forth therein, which resolution shall be reasonably acceptable to the Majority Supporting Noteholders.  If Purchaser and Seller, such good faith effort notwithstanding, fail to resolve any such dispute within ten (10) Business Days following receipt by Purchaser of the Dispute Notice (the "Dispute Resolution Period"), then Purchaser and Seller jointly shall engage, within five (5) Business Days following the expiration of the Dispute Resolution Period, the Buenos Aires office of Ernst & Young LLP, or if Ernst & Young LLP is unavailable or conflicted, the Buenos Aires office of Pricewaterhouse Coopers LLP, or if Pricewaterhouse Coopers LLP is unavailable or conflicted, the Buenos Aires office of KPMG LLP (each, an "Independent Accounting Firm") to resolve any such dispute. As promptly as practicable, and in any event not more than five (5) Business Days following the engagement of an Independent Accounting Firm, Purchaser and Seller shall each prepare and submit a presentation detailing each party's complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm. Purchaser and Seller shall cause the Independent Accounting Firm to, as soon as practicable after the submission of the presentations described in the immediately preceding sentence and in any event not more than ten (10) Business Days following such presentations, make a final determination, binding on the parties to this Agreement, of the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice.  With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser, as applicable, in their respective presentations to the Independent Accounting Firm described above.  Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to whether any determination of the Adjustment Amount was properly calculated in accordance with the Transaction Accounting Principles, and the Independent Accounting Firm is not to make any other determination, including any determination as to whether GAAP was followed, to the extent GAAP is inconsistent with the Transaction Accounting Principles. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Seller and Purchaser.  All determinations made by the Independent Accounting Firm, and the Closing Statement, as modified by the Independent Accounting Firm, will be final, conclusive and binding on the parties hereto.
(e)          For purposes of complying with the terms set forth in this Section 2.7, Seller and Purchaser shall cooperate with and make available to each other and their respective Representatives all information, records, data and working papers, in each case, to the extent related to the Purchased Interests, of the Acquired Company Assets or Ocean Business, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Closing Statement and the resolution of any disputes thereunder.

(f)          (i) If the Closing Purchase Price, solely for this purpose calculated by applying the Adjustment Amount (as finally determined pursuant to Sections 2.7(b) and 2.7(c)), is less than the Closing Purchase Price actually paid pursuant to Section 2.6(a)(i), then the Purchase Price will be adjusted downward by the amount of such shortfall, and Seller shall pay or cause to be paid an amount in cash equal to such shortfall to Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to Seller.  Any such payment is to be made within five (5) Business Days of the date on which the Adjustment Amount is finally determined pursuant to this Section 2.7.
(ii)          If the Closing Purchase Price, solely for this purpose calculated by applying the Adjustment Amount (as finally determined pursuant to Sections 2.7(c) and 2.7(d)), is greater than the Closing Purchase Price actually paid pursuant to Section 2.6(a)(i), then the Purchase Price will be adjusted upward by the amount of such excess, and Purchaser shall pay or cause to be paid an amount in cash equal to such excess to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser.  Any such payment is to be made within five (5) Business Days of the date on which the Adjustment Amount is finally determined pursuant to this Section 2.7.
 (g)          Seller and Purchaser agree that, in order to facilitate and make any payments to be made pursuant to Section 2.7(e)(i) and 5.2(b), an amount of not less than $250,000 of  the Purchase Price will be placed into an escrow account under an escrow agreement reasonably acceptable to Seller and Purchaser.  Any funds remaining in such escrow account after all payments pursuant to Section 2.7(e)(i), if any, are made shall be for the benefit of Seller. The escrow agreement shall specify that, if for any reason any payments to be made pursuant to Section 2.7.(f)(i) have not been made by April 1, 2017, an amount equal to the aggregate amount due under Section 2.7(f)(i) as determined by the Independent Accounting Firm pursuant to Section 2.7(d) hereof shall be released to Purchasers.
Section 2.8          Non-Assignment.  This Agreement shall not constitute an agreement to assign or transfer any of the Acquired Company Assets if an attempted assignment or transfer thereof or change of control of the Ocean Business (solely to the extent the Transaction or the other transactions contemplated by the Transaction Documents constitute a change of control under the applicable Law or Contract) (a) is prohibited by applicable Law, or (b) without the approval, authorization or consent of, filing with, notification to, or granting or issuance of any license, order, waiver or permit by, any third party or Governmental Entity (collectively, "Approvals"), would (i) constitute a breach thereof, (ii) be reasonably likely to subject Seller, the Acquired Companies, Purchaser, or any of their respective officers, directors, agents or Affiliates, to civil or criminal liability, (iii) be reasonably likely to make such assignment, transfer or change of control void or voidable, or (iv) in any way adversely affect the rights thereunder of Seller, the Acquired Companies, Purchaser, or any of their respective officers, directors, agents or Affiliates, and such Approval is not obtained at or before the Closing.  If the Closing occurs and either of the circumstances described in clauses (a) and (b) of the preceding sentence exist, then Seller and its Affiliates will cooperate with Purchaser in good faith without further consideration in any arrangement reasonably acceptable to Purchaser and Seller intended to provide Purchaser with the benefit of any such Acquired Company Assets.  Each party hereto shall use its reasonable best efforts to obtain such Approvals prior to Closing and to transfer such Purchased Interest and Acquired Company Asset to Purchaser.  Notwithstanding anything contained herein to the contrary, any transfer or assignment to Purchaser of any Acquired Company Asset that shall require an Approval as described above in this Section 2.9 shall be made subject to such Approval being obtained provided that such approval is not obtained or is denied prior to Closing.
ARTICLE III
 REPRESENTATIONS AND WARRANTIES OF THE SELLER
Except as set forth in the Seller Disclosure Schedules (it being agreed that the disclosure of any matter in any section of the Seller Disclosure Schedules shall be deemed to have disclosed such matter in any other section of the Seller Disclosure Schedules to which the applicability of such disclosure is reasonably apparent), Seller represents and warrants to Purchaser as of the Closing Date, that:
Section 3.1          Organization, Standing and Power.  Each of the Acquired Companies is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.  The Acquired Companies have all necessary corporate organizational power and authority to carry on the Ocean Business as presently conducted.
Section 3.2          Authority; Execution and Delivery; Enforceability.  Seller has all necessary power and authority to execute this Agreement and to consummate the Transaction and the other transactions contemplated hereby.  The execution and delivery by Seller of this Agreement and the consummation by Seller of the Transaction and the other transactions contemplated hereby have been duly authorized by all necessary corporate or other action of Seller.  Seller has duly executed and delivered this Agreement, and assuming due authorization, execution and delivery by Purchaser, this Agreement will constitute its valid and binding obligation, enforceable against it in accordance with its terms subject to the Enforceability Exceptions.
Section 3.3          Title to Purchased Interests and Naviera Interests.
(a)          The Purchased Interests represent 100% of the authorized and issued equity interests of the Panama Companies.  Seller owns, beneficially and of record, and has good and marketable title to, the Purchased Interests, free and clear of any Liens other than Permitted Liens. The Purchased Interests are duly authorized, validly issued and outstanding, and have not been issued in violation of any rights of preemption, first offer, first refusal or similar rights or any Laws.  The execution, delivery, and performance of this Agreement will transfer, deliver and convey good and valid title to the Purchased Interests to Purchaser, free and clear of any Liens other than Permitted Liens. Except as set forth on Section 3.3.(a) of the Seller Disclosure Schedules, subject to the execution of this Agreement, no Person, other than Purchaser, has any agreement, option, right or privilege capable of becoming an agreement for the purchase from Seller of any of the Purchased Interests or a right to vote to approve the Transactions.
(b)          The Naviera Interests represent 100% of the authorized and issued equity interests of Naviera.  The Panama Companies own, beneficially and of record, and have good and marketable title to, the Naviera Interests, free and clear of any Liens other than the Permitted Liens. The Naviera Interests are duly authorized, validly issued and outstanding, and have not been issued in violation of any rights of preemption, first offer, first refusal or similar rights or any Laws.  As of the Closing, the Panama Companies will hold good and valid title to the Naviera Interests, free and clear of any Liens other than Permitted Liens. Except as set forth on Section 3.3(b) of the Seller Disclosure Schedules, subject to the execution of this Agreement, no Person, has any agreement, option, right or privilege capable of becoming an agreement for the purchase from the Panama Companies of any of the Naviera Interests or a right to vote to approve the Transaction.
(c)          (i) There are no equity securities of any class of any of the Panama Companies or Naviera, or any security exchangeable or convertible into, or exercisable for, such equity securities, issued, reserved for issuance or outstanding, other than the Purchased Interests and the Naviera Interests, respectively, (ii) there are no outstanding options, warrants, claims of any character, charges, rights, stockholders' agreements, operating agreements or similar agreements or understandings relating to the Purchased Interests or the Naviera Interests, (iii) the Acquired Companies are not party to any Contract, pursuant to which the Acquired Companies are or may become obligated to issue or exchange any Purchased Interests or Naviera Interests, and (iv) Naviera is not party to any Contract pursuant to which the Acquired Companies are or may become obligated to issue or exchange any Naviera Interests.
Section 3.4          Title to Assets.  Section 3.4 of the Seller Disclosure Schedules sets forth all outstanding Liens (other than Permitted Liens listed in Schedule 1.1) on the Acquired Company Assets.  On the Closing Date, the Acquired Companies shall have valid and marketable title to, and all right, title and interest in, all tangible Acquired Company Assets, real and personal (to the extent such concepts are applicable to the Acquired Company Assets) free and clear of all Liens (other than Permitted Liens).
Section 3.5          Sufficiency of Assets.  As of the Closing, the Acquired Company Assets, (X) taking into account the Transaction Documents and all of the assets and services to be provided, acquired, leased or licensed under the Transaction Documents and (Y) including all Permits necessary for the conduct of the Ocean Business as presently conducted, other than any such Permits the absence of which would not reasonably be expected to have, individually or in the aggregate, an Ocean Business Material Adverse Effect (the "Ocean Business Permits"), constitute all of the assets necessary to conduct the Ocean Business in all material respects in the manner currently conducted.  The Ocean Business Employees constitute all of the employees necessary to conduct the Ocean Business in all material respects in the manner currently conducted.  Except for liabilities associated with severance costs, performance obligations under Contracts to which the Acquired Parties are party (including any Assigned Contracts), non-current liabilities set forth on Schedule 5.6 hereto and the Liabilities taken into account in calculating Working Capital hereunder, the Acquired Companies will not be subject to any other material (either individually or in the aggregate) Liability of any nature.
Section 3.6          Mortgages and Liens.  Except only for the Permitted Liens, no Liens shall exist on the Purchased Interests and/or the Acquired Company Assets as of the Closing Date.

Section 3.7          Assigned Contracts. As of the Closing, the Assigned Contracts constitute all of the contracts necessary to conduct the Ocean Business in all material respects in the manner currently conducted.
Section 3.8          Tax Proceedings. Section 3.8 of the Seller Disclosure Schedules lists all Tax Proceedings currently pending against the Acquired Companies.
Section 3.9          Litigation. Except as disclosed in Parent's public filings or set forth in Section 3.9 of the Seller Disclosure Schedules, there is no judicial proceeding or other litigation or arbitration, domestic or foreign, pending to which the Acquired Companies are a party or of which any property, operations or assets of the Acquired Companies are the subject which, individually or in the aggregate, if determined adversely to the Acquired Companies, would have a Material Adverse Effect; and to the best of the Seller's knowledge, no such proceeding, litigation or arbitration is threatened or contemplated.
Section 3.9          No Violation.  The execution and delivery of this Agreement by Seller and the performance of Seller's obligations hereunder will not (i) contravene, violate, conflict with or result in the breach of any provision of the certificate of incorporation or by-laws (or such similar organizational documents) of Seller or the Acquired Companies, (ii) contravene, conflict with or violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Acquired Companies and/or Seller, or any of their respective assets, properties or businesses, and/or (iii) contravene, conflict with, result in a breach of, constitute a default (or give rise to any right of termination, cancellation or acceleration), require any consent, or result in the creation of any Lien on the capital stock of the Acquired Companies or any of the assets of Seller or the Acquired Companies (including, the Acquired Company Assets) under any of the terms, conditions or provisions of any Contract (including, without limitation, the Restructuring Support Agreement) to which Seller is a party or by which Seller or its assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained other than any such contravention, conflict, or violation which would not reasonably be expected to cause, individually or in the aggregate, on Ocean Business Material Adverse Effect.
Section 3.10          Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of any of the Acquired Companies as to which any of Purchaser and/or the Acquired Companies shall be liable after the Closing.
Section 3.11          Personnel. Section 3.11 of the Seller Disclosure Schedules sets forth all employees of the Acquired Companies and their current terms and conditions of employment (including, salary, benefits, seniority, and union leadership protective status, if any).
Section 3.12          Selling Process. Seller initiated negotiations with various parties for an eventual sale of the Ocean Business in December 2015 by engaging the Argentinian M&A boutique firm Infupa to conduct a competitive bidding process for the sale of the Ocean Business.

Section 3.13          No Other Representations or Warranties.  Purchaser acknowledges that none of Seller or any of its Affiliates has made any representation or warranty, expressed or implied, as to the Purchased Interests, the Acquired Company Assets or the Ocean Business, their financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Acquired Company Assets or the Ocean Business furnished or made available to Purchaser and its Affiliates and Representatives, except as expressly set forth in this Article III.  Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Acquired Company Assets and Ocean Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an "as is" condition and on a "where is" basis, except as otherwise expressly set forth in this Agreement.
ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to Seller as of the Closing Date, that:
Section 4.1          Organization, Standing and Power.  Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all necessary organizational power and authority to carry on its business as presently conducted, except as would not reasonably be expected to impair or materially delay the ability of Purchaser to (a) perform its obligations under this Agreement or (b) consummate the Transaction and the other transactions contemplated hereby (each of the cases set forth in clause (a) and clause (b), a "Purchaser Material Adverse Effect").
Section 4.2          Authority; Execution and Delivery; Enforceability.  Purchaser has all necessary power and authority to execute this Agreement and to consummate the Transaction and the other transactions contemplated hereby.  The execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Transaction and the other transactions contemplated hereby have been duly authorized by all necessary corporate or other action of Purchaser.  Purchaser has duly executed and delivered this Agreement, and assuming due authorization, execution and delivery by Seller, this Agreement will constitute its valid and binding obligation, enforceable against it in accordance with its terms subject to the Enforceability Exceptions.
Section 4.3          Financial Ability to Perform.  Purchaser will have available to it at the Closing, funds sufficient to enable Purchaser to perform its obligations hereunder, including delivering the Closing Purchase Price and the Purchase Price to Seller, as and when contemplated by this Agreement and to pay or otherwise perform the obligations of Purchaser under the other Transaction Documents.
Section 4.4          Investigation; Acquisition of Shares for Investment.  Purchaser has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of the Transaction and the other transactions contemplated by this Agreement.  Purchaser confirms that Seller has made available to Purchaser and its Affiliates and

Representatives the opportunity to ask questions of the officers and management of Seller and the Ocean Business, as well as access to the documents, information and records of or with respect to the Purchased Interests and the Acquired Company Assets and the Ocean Business and to acquire additional information about the business and financial condition of the Ocean Business, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Acquired Company Assets and the Ocean Business.
Section 4.5 Assumed Liabilities and Price Offered. Purchaser declares that for valuation and Purchase Price determination it was considered that Purchaser will assume all possible labor liabilities connected with the employees set forth on Schedule 3.11.
Section 4.6          No Violation.  The execution and delivery of this Agreement by Purchaser and the performance of Purchaser's obligations hereunder will not (i) contravene, violate, conflict with or result in the breach of any provision of the certificate of incorporation or by-laws (or such similar organizational documents) of Purchaser and/or (ii) contravene, conflict with or violate any order, writ, injunction, decree, statute, rule or regulation applicable to Purchaser, or any of their respective assets, properties or businesses, subject to the Enforceability Exceptions.
Section 4.7          Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Purchaser as to which Seller and/or any of its Affiliates shall be liable after the Closing.
ARTICLE V
 COVENANTS
Section 5.1          Efforts.
(a)          Subject to the terms and conditions herein, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to Contracts as are necessary or advisable for consummation of the transactions contemplated by this Agreement.
(b)          In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, to vest Purchaser with full title to the Purchased Interests, vest Acquired Companies with the Acquired Company Assets, or to vest Sellers with full title to the Excluded Assets, Purchaser, Seller and the Acquired Companies shall take all commercially reasonable action necessary to do so (including executing and delivering further notices, assumptions, releases and acquisitions).
Section 5.2          Covenants Relating to Conduct of Ocean Business.
(a)          Except as set forth in Section 5.2(a) of the Seller Disclosure Schedules or as required by applicable Law or as otherwise expressly contemplated by the terms of this Agreement, from the date of this Agreement to the Closing, and except as Purchaser may otherwise explicitly consent to, Seller shall (and shall cause its Subsidiaries to) (i) conduct the Ocean Business in all material respects in the ordinary course and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact the Ocean Business' organizations and goodwill, keep available the services of the Ocean Business' senior officers, and preserve the Ocean Business' business relationships with material customers and others having material business relationships with the Ocean Business and (ii) not grant any salary increase or benefit in excess of the compensation and benefits detailed in Section 3.11 of the Seller Disclosure Schedule.
(b)          Anything to the contrary in this Agreement notwithstanding, Seller or Parent shall transfer cash and other current assets to the Acquired Companies as necessary to ensure that, on a consolidated basis, the Acquired Companies shall have, as of the Closing, at least $2,000,000 in cash (which cash shall be included in Closing Working Capital).
(c)          Anything to the contrary in this Agreement notwithstanding, the parties hereto acknowledge and agree that nothing in this Section 5.2 shall be deemed to limit the transfer of Excluded Assets prior to, at or after the Closing.
(d)          Anything to the contrary in this Agreement notwithstanding, nothing in this Section 5.2 shall prohibit or otherwise restrict in any way the operation of the business of Seller or its Affiliates, except solely with respect to the conduct of the Ocean Business by Seller and its Affiliates.
Section 5.3          Confidentiality.  Purchaser acknowledges that the information being provided to it in connection with the Transaction and the other transactions contemplated hereby is subject to the terms of that certain non-disclosure agreement among UABL, Naviera and Purchaser and Seller, dated as of September 15, 2016 (the "Confidentiality Agreement"), the terms of which are incorporated herein by reference in their entirety; provided, that actions taken by the parties hereunder to the extent necessary in order to comply with Law or request from any Governmental Authority shall not be deemed to be in violation of this Section 5.3 or the Confidentiality Agreement.  Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Ocean Business; provided, however, that Purchaser acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of Seller the Acquired Companies or any of their respective Affiliates or Representatives, concerning Seller, the Acquired Companies or any of their respective Affiliates (other than solely with respect to the Ocean Business) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement, any termination of the Confidentiality Agreement that has or would otherwise occur notwithstanding.
Section 5.4          Due Diligence and Access to the Acquired Companies Documents and Operations.  (a) Between the date of this Agreement and the Closing Date, Seller shall, and shall cause the Acquired Companies to, promptly (i) give Purchaser and its representatives reasonable access, upon reasonable notice during normal business hours and consistent with applicable Laws, to the management, properties, books, records, business plans and budgets of the Acquired Companies and/or the Ocean Business; (ii) permit Purchaser and its representatives to make such inspections thereof as any of them may reasonably request; (iii) furnish Purchaser all information and documents reasonably requested by Purchaser in order to adequately verify and calculate the Closing Working Capital; and (iv) furnish Purchaser and its representatives with such financial and operating data and other information with respect to the business and properties of the Acquired Companies and/or the Ocean Business as Purchaser and its representatives may reasonably request provided, however, that, (A) neither Seller nor any of its Affiliates shall be required to violate any obligation of confidentiality to which it or any of its Affiliates may be subject in discharging their obligations pursuant to this Section 5.4(a); provided, however, Seller and its Affiliates shall use commercially reasonable efforts to obtain any necessary consents to disclose such confidential information to Purchaser; and (B) Seller shall make available, or cause its Subsidiaries to make available, Ocean Business Employee personnel files only after the Closing Date and, with respect to any Ocean Business Employees, if and when Purchaser provides Seller with notice that the applicable Ocean Business Employee has provided Purchaser with a release permitting transfer of those files (provided, that Seller shall not make, or cause to be made, available medical records, workers compensation records or the results of any drug testing; and that Purchaser shall indemnify and hold Seller and its Affiliates and their respective Affiliates harmless from any Liabilities arising out of or relating to the transfer of such personnel files).  Seller agrees to give Purchaser reasonable access to all Acquired Company Assets and to information and documents relating to the Acquired Company Assets and the Ocean Business prior to Closing, in order for Purchaser to be able to verify the fulfillment of all conditions precedent listed in Section 7.2 hereof.
(b)          Purchaser agrees that any investigation undertaken pursuant to the access granted under Section 5.4 shall be conducted in such a manner as not to unreasonably interfere with the operation of the Ocean Business, and none of Purchaser or any of its Affiliates or Representatives shall communicate with any of the employees of the Ocean Business without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).  Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would jeopardize attorney-client privilege or contravene any Laws.
(c)          At and after the Closing, and for a six (6) months period after Closing, Purchaser shall, and shall cause its Affiliates to, afford Seller, its Affiliates and their respective Representatives, during normal business hours, upon reasonable notice, access to the properties, books, Contracts, records and employees of the Ocean Business to the extent that such access may be reasonably requested by Seller, including in connection with financial statements, taxes, reporting obligations and compliance with applicable Laws; provided, however, that nothing in this Agreement shall limit any of Seller's or any of its Affiliates' rights of discovery.
(d)          Purchaser agrees to hold all the books and records of the Ocean Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of two (2) years from the Closing Date or such longer time as may be required by applicable Law and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Seller.
Section 5.5          Publicity.  Prior to the Effective Date, no party to this Agreement nor any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) such disclosures made to the Noteholders or their Representatives or (ii) as may be required by applicable Law or stock exchange rules.
Section 5.6          Non-Current Liabilities.  Except as set forth in Section 5.6 of the Seller Disclosure Schedules, immediately prior to Closing, Seller shall (i) cancel, satisfy or cause to be released all non-current liabilities (whether matured or not matured) of the Acquired Companies other than those arising under Assigned Contracts or (ii) include such non-current liabilities in Closing Working Capital.
At Closing, the Acquired Companies will not have any Liabilities or debts of any nature whatsoever (whether known or unknown, matured or not matured) owing to Seller and/or its Affiliates. Effective as of the Closing, Seller does hereby, for itself, its respective Affiliates, successors and assigns, remise, release and forever discharge the Acquired Companies, and Purchaser does hereby, for itself, its respective Affiliates (which, for the purposes of this paragraph only, after the Closing shall include the Acquired Companies) successors and assigns, remise, release and forever discharge Seller, Parent, UABL and UP Argentina from any and all liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Closing, other than those arising under this Agreement.
Section 5.7          Names Following Closing.  (a) Neither Purchaser nor any of its Affiliates shall use, or have the right to use, the "Ultrapetrol, UABL or UP" names or any variations or derivatives thereof or any trademarks or logos of Seller or any of its Affiliates (the "Names"), or any name that, in the reasonable judgment of Seller, is similar to the Names, except as provided in Section 5.8(b).
(a)          The Ocean Business may continue to use the Names following the Closing so long as Purchaser uses and causes its Affiliates to use commercially reasonable efforts to minimize use of the Names by the Ocean Business from and after the Closing, and as soon as practicable after the Closing Date (and in any event within thirty (30) days thereafter) Purchaser shall and shall cause each of its Affiliates (including the Ocean Business) to (i) cease and discontinue use of all Names and (ii) complete the removal of the Names from all products, signage, vehicles, properties, technical information and promotional or other marketing materials.
Section 5.8          Insurance.  (a) Subject to Section 5.9(b), from and after the Closing Date, the Ocean Business, the Acquired Company Assets, the Purchased Interests, and the operations and assets and Liabilities in respect thereof, shall cease to be insured by Seller's or its Affiliates' insurance policies or by any of their self-insured programs.  From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Ocean Business, the Acquired Company Assets, and the operations and assets and Liabilities in respect thereof.

Section 5.9          Litigation Support.  In the event and for so long as Seller or any of its Affiliates is prosecuting, responding to, contesting or defending any Proceeding or Action by a third party (including for the avoidance of doubt Governmental Entities) in connection with (a) the Transaction or any of the other transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Purchased Interests, the Ocean Business or the Acquired Company Assets, Purchaser shall, and shall cause its Affiliates (and its and their officers and employees) to, cooperate with Seller and its counsel in such prosecution, response, contest or defenses, including making available its personnel, and provide such testimony, including by affidavit, and access to its books and records, including electronic systems, as shall be reasonably necessary in connection with such prosecution, response, contest or defense, provided however that any related reasonable and documented out-of-pocket expense or cost (including but not limited to counsel fees) shall be borne by Seller and provided further that Seller shall at all times keep Purchaser and any of its Affiliates and representatives harmless from, and shall indemnify them against any damage suffered or cost incurred in connection therewith.
Section 5.10          Compliance with Decree 1010/2004.  The parties acknowledge that Seller and its Affiliates currently possesses certain bareboat charters of Argentinean flag barges chartered from UABL (owner) to Naviera (Charterers) that allow Naviera to comply with the requirement of possessing sufficient Argentinean flag tonnage to enable Naviera to bareboat charter in accordance with Argentine Decree 1010/2004.  The parties agree that, after Closing, and during a three years period after Closing, UABL will continue to bareboat sufficient Argentinean flag barges to Naviera to enable Naviera to continue chartering, under the terms of such Argentinean Decree 1010/2004 or its replacement legislation, the vessels M/T Mentor and M/T Austral or their replacements as may be required by Purchaser during such period.
Purchaser will have the option to adjust the number of barges taken on bareboat charter as necessary for their operations, up and down, but never exceeding the number required to cover the vessels M/T Mentor and M/T Austral or their approximate equivalent replacements.
It is agreed that in respect of the bareboat charter of barges mentioned above: (i) Seller shall receive compensation from Purchaser for the following taxes, as they become due in Argentina, that arise out of the bareboat chartering of the Argentine flagged river barges from UABL to Naviera and from Naviera to Ultrapetrol: stamp tax (impuesto a los sellos), Gross Turn Over Tax (impuesto a los ingresos brutos), VAT (impuesto al valor agregado), debit and credit taxes (impuesto a los débitos/créditos bancarios); and (ii) Naviera simultaneously will time charter an equal number of barges, as it has bareboat-chartered from UABL for the same total amount.
The foregoing agreements shall be executed at within one week after Closing and shall be in form and substance satisfactory to all the parties. The current bareboat charters of ocean vessels into Naviera as well as the time charters under which such vessels are employed  with customers shall continue  to be in full force at Closing.
Section 5.11          Payments.  (a) Seller shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Purchaser (or its designated Affiliates) any monies or checks Relating to the Ocean Business that have been sent to Seller or any of its Affiliates after the Closing Date by customers, suppliers or other contracting parties of the Ocean Business to the extent they are due to the Ocean Business or are in respect of an Acquired Company Asset hereunder.
(a)          Purchaser shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Seller (or its designated Affiliates) any monies or checks that have been sent to Purchaser (including the Ocean Business) after the Closing Date to the extent they are not due to the Ocean Business or are in respect of an Excluded Asset hereunder.
Section 5.12          Non-Solicitation; Non-Competition.
(a)          For a period of thirty six (36) months from the Closing Date, none of Seller, any Affiliate of Seller, UABL, UP Argentina (collectively, the "Restricted Entities") shall directly or indirectly solicit for employment (whether as an employee, consultant or otherwise) or hire any individual who was an officer or other member of senior management or Key Sales and Program Management Personnel of the Ocean Business immediately prior to the Closing; provided, however, that the Restricted Entities and any of their respective officers, directors and employees shall not be precluded from soliciting or hiring, or taking any other action with respect to any such individual who (i) has been terminated by Purchaser or its Affiliates at least six (6) months prior to commencement of employment discussions between Seller, its Affiliates or any of their officers, directors or employees and such individual, or (ii) responds to general or public solicitation (including by a bona fide search firm) not targeted at employees of Purchaser or any of its Affiliates; provided, that the Restricted Entities shall not be restricted from engaging in general or public solicitations or advertising not targeted at any such Persons described above.  Any preexisting agreement of the Restricted Entities related to the Ocean Business regarding the subject matter contained in this Section 5.12(a) is hereby cancelled and is of no further force and effect.
(b)          For a period of thirty six (36) months the Restricted Entities agree not to engage in Competing Activity; provided, however that if any such Restricted Entity is sold to a Person (that is not an Affiliate of such Restricted Entity) that, at the time of such sale, is engaged in a Competing Activity, then the restrictions set forth in this Section 5.12(b) shall terminate immediately with respect to such Restricted Entity. For purposes of this Section 5.12 "Competing Activity" is activity in which the Restricted Entity: owns, operates, leases, manages, controls, engages in, invests in, permits its name to be used by, acts as consultant or advisor to, renders services for (alone or in association with any Person), supplies or otherwise assists in any manner any Person that is engaged in an activity which competes with the "Ocean Business" as defined in the Sparrow SPA.  Nothing herein shall prohibit Seller from purchasing or beneficially owning less than five percent (5%) of the publicly traded securities of any corporation or selling the equity interests in one or more of Seller, an Affiliate of Seller, UABL and UP Argentina (whether by merger or otherwise) to a Person (other than a Seller or Affiliate thereof) that, at the time of such sale, is engaged in a Competing Activity. For the avoidance of doubt, the businesses of the Restricted Entities as they are conducted as of the Effective Date shall not be deemed Competing Activities.
(c)          The parties hereto acknowledge and agree that the restrictions contained in this Section 5.12 are reasonable in respect to subject matter, length of time and geographic area.

The parties hereto further agree that, if any provision of this Section 5.12 is determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, that provision will be deemed to be modified to permit its enforcement to the maximum extent permitted by applicable Law.
(d)          Sparrow Capital Investments Ltd. and Ultrapetrol (Bahamas) Limited  shall release Mr. Felipe Menendez Ross, Mr. Ricardo Menendez Ross, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., SIPSA Sociedad Anonima and SIPSA Sociedad Anonima respective controlled subsidiaries and entities of those obligations under Section 14 of the Sparrow SPA which exclusively relate to the "Ocean Business" as such term is defined in the Sparrow SPA.
Section 5.13          No-Shop.  From the date hereof until the earlier to occur of (i) the filing of a petition or petitions for relief under the United States Bankruptcy Code, 11 U.S.C. §§ 101, et seq., or a similar foreign law, (ii) termination of this Agreement or (iii) the Closing Date:
(a)          Seller shall not and shall cause its controlled Affiliates not to do any of the following, directly or indirectly, other than with Purchaser regarding the transactions contemplated by this Agreement:
(i)          negotiate, authorize, recommend, propose or enter into, any transaction or Contract involving a merger, consolidation, business combination, financing, reorganization, recapitalization, purchase or disposition of (A) any material portion of the Ocean Business or (B) any capital stock of or other equity interest in the Acquired Companies (such a transaction, an "Acquisition Transaction"),
(ii)          solicit, initiate or knowingly facilitate or encourage discussions, negotiations or submissions of proposals or offers from any third party in respect of an Acquisition Transaction,
(iii)          furnish or cause to be furnished to any third party any information concerning the Ocean Business or the Acquired Companies in connection with an Acquisition Transaction, or
(iv)          otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage, any effort or attempt by any other Person or entity to do or seek any of the foregoing.
(b)          Seller shall, and shall cause is controlled Affiliates and its officers, directors or employees to, immediately cease and cause to be terminated any existing discussions or negotiations with any Persons or entities (other than Purchaser) conducted heretofore with respect to any of the foregoing. Seller shall not release any third party from the confidentiality provisions of any agreement to which any of the Acquired Companies is a party and that relates to any Acquisition Transaction.
(c)          Seller shall not respond to any Person making such a proposal or request without the prior written consent of Purchaser other than to inform such Person that such entity are subject to the terms of a no-shop provision and when such no-shop obligation expires, and nothing further.
Section 5.14          Mortgage Release.  Seller shall perform all necessary actions, filings, releases, discharges, deeds and other documents necessary to evidence the release at Closing by all financial institutions and other Persons to which any indebtedness is outstanding (the "Lenders") of all mortgages in connection therewith relating to the Purchased Interests, the Acquired Company Assets or any Acquired Companies ("Lender Mortgages"), and all obligations (including guarantee obligations) of the Acquired Companies in respect of such Lender Mortgages.
Section 5.15          Intercompany Accounts.
(a)          At or prior to the Closing, all intercompany accounts between the Seller and/or any of its Affiliates (other than any Acquired Company), on the one hand, and each Acquired Company, on the other hand, shall be settled or otherwise eliminated.  Intercompany accounts between and among the Acquired Companies shall not be affected by this provision.
(b)          Effective at the Closing, each Intercompany Contract shall be terminated and all liabilities thereunder released, except for [(i)] this Agreement and the other Transaction Documents [and (ii) the Contracts listed in Section 5.16(b) of the Seller Disclosure Schedules.
Section 5.16          Transition Services Agreement.  At the time of Closing, UABL will become a party to the Transition Services Agreement.
ARTICLE VI
 CERTAIN TAX MATTERS
Section 6.1          Cooperation and Exchange of Information.
(a)          Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information relating to the Acquired Company Assets and/or the Ocean Business as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or a right to refund of Taxes or (iii) conducting any Tax Proceeding.  Each party hereto shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.
(b)          Notwithstanding anything to the contrary in this Agreement, in no event shall Seller be required to provide any Person with any Tax Return or copy of any Tax Return of (i) Seller or any of its Affiliates or (ii) a consolidated, combined or unitary group that includes Seller or any of its Affiliates.
Section 6.2          Transfer Taxes.  Notwithstanding anything to the contrary in this Agreement, Seller shall pay, when due, and be responsible for, any sales, use transfer, documentary, stamp, value added, goods and services or similar Taxes and related fees imposed on or payable with respect to the transfer of the Purchased Interests, Acquired Company Assets and the Ocean Business contemplated by this Agreement ("Transfer Taxes").  The party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party.  Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.
Section 6.3          Proration of Property Taxes.  After the Closing, any Property Taxes imposed with respect to the Purchased Interests and Acquired Company Assets for any Straddle Period shall be prorated between Seller and Purchaser as of the Closing Date in accordance with the definition of "Excluded Taxes" (except to the extent an asset or a liability or reserve for such Property Taxes is reflected in Working Capital on the Closing Statement).  If one party remits to the appropriate Taxing Authority any payment for Taxes which are subject to proration under this Section 6.3, and such payment includes the other party's share of such Taxes, such other party shall reimburse the remitting party for its share of such Taxes within ten (10) Business Days following receipt of written notice from the remitting party.
ARTICLE VII
 CONDITIONS PRECEDENT
Section 7.1          Conditions to Each Party's Obligations to Close.  The respective obligations of Seller and Purchaser to effect the Closing are subject to the satisfaction or waiver at or prior to the Closing of the following condition:
(a)          No Injunctions or Restraints.  No injunction or other Judgment issued, or reasonably threatened to be issued, by any court of competent jurisdiction to this Agreement shall have been entered and remain in effect which prevents the consummation of the Transaction.
Section 7.2          Conditions to Obligations of Purchaser to Close.  The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following additional conditions:
(a)          Representations and Warranties.  The representations and warranties of Seller contained in Article III of this Agreement shall be true and correct as of the Closing Date as if made on and as of the Closing Date except (i) that representations and warranties that are made as of a specific date shall be tested only on and as of such date, and (ii) where the failure of such representations and warranties to be true and correct (without giving regard to any materiality or "Ocean Business Material Adverse Effect" qualifications set forth therein) would not reasonably be expected to have, individually or in the aggregate, an Ocean Business Material Adverse Effect.
(b)          Performance of Obligations of Seller.  The covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)          Trustee Consents.  To the extent provided for under the indenture (the "Indenture") governing the Notes, evidence of consent by the trustee under the Indenture delivered by Seller at Closing, for: (i) termination of the pledge on the Purchased Interests, and (ii) termination of Liens on the Acquired Company Assets.
(d)          Vessels.  The Vessels will be safely afloat, class maintained, and with all their classification and trading certificates valid. Seller shall provide copies of such certificates at Closing.
(e)          Officers Certificate.  Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 7.2(a), (b) and (c) have been satisfied.
(f)          Working Capital.  The Acquired Companies shall have a Working Capital of at least US$3,000,000.
Section 7.3          Conditions to Obligations of Seller to Close.  The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver by Seller) at or prior to the Closing of the following additional conditions:
(a)          Representations and Warranties.  The representations and warranties of Purchaser contained in Article IV of this Agreement shall be true and correct as of the Closing Date as if made on or as of the Closing Date in all material respects.
(b)          Performance of Obligations of Purchaser.  The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.
(c)          Officer's Certificate.  Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.
Section 7.4          Frustration of Closing Conditions.  Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was primarily caused by such party's failure to perform its obligations hereunder.
ARTICLE VIII
 TERMINATION; EFFECT OF TERMINATION
Section 8.1          Termination.  Anything to the contrary in this Agreement notwithstanding, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:
(a)          by mutual written consent of Seller, Purchaser, which termination shall only be made with the prior written consent of the Majority Supporting Noteholders, such consent not to be unreasonably withheld, conditioned or delayed;

(b)          by Seller, if any of Purchaser's representations and warranties contained in Article IV of this Agreement shall fail to be true and correct or Purchaser shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and has not been cured by the date that is ten (10) days after the date that Seller has notified Purchaser of such failure or breach; provided, that Seller is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would fail to be satisfied;
(c)          by Purchaser, if any of Seller's representations and warranties contained in Article III of this Agreement shall fail to be true and correct or Seller shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and has not been cured by the date that is ten (10) days after the date that Purchaser has notified Seller of such failure or breach; provided, that Purchaser is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would fail to be satisfied;
(d)          by Seller or by Purchaser, if a permanent injunction or other permanent Judgment issued by a court of competent jurisdiction to this Agreement shall have become final and nonappealable, preventing the consummation of the Transaction.
Section 8.2          Effect of Termination.  If this Agreement is terminated and the Transaction is abandoned as described in Section 8.1, or if this Agreement is deemed unenforceable or void by applicable law, this Agreement shall become null and void and of no further force and effect, except for the provisions of Section 5.3, Section 8.1, this Section 8.2, Section 8.3, and Article IX.  The parties to this Agreement agree that in the event of a termination as contemplated by Article VIII hereof, all funds representing the Purchase Price (including any amounts held in the escrow account established in accordance with Section 2.7(g) hereof) shall be returned to Purchaser and all Acquired Company Assets and the Purchased Interests transferred shall be returned to Seller immediately after such termination. Nothing in this Section 8.2 shall be deemed to release any party from any liability for fraud or willful breach by such party of the terms and provisions of this Agreement.
Section 8.3          Notice of Termination.  In the event of termination by Seller or Purchaser pursuant to Section 8.1, written notice of such termination shall be given by the terminating party to the other party to this Agreement.
ARTICLE IX
 ANTITRUST FILING
Section 9.1          As soon as possible following the Closing Date (but in any event within one week as from the Closing Date), the Purchaser and the Seller, if required under current Laws, shall make a filing with the Comisión Nacional de Defensa de la Competencia (the "CNDC") in order to obtain the authorization of the transactions contemplated in this Agreement pursuant to Antitrust Law N° 25,156 (the "Antitrust Approval") and shall provide as soon as practicable any additional information and documents requested by the CNDC necessary, proper or advisable to obtain the antitrust approval, if applicable.
Section 9.2          The Parties expressly agree that obtaining the Antitrust Approval shall not be a condition to Closing.
Section 9.3          Purchaser shall be solely responsible for obtaining the Antitrust Approval. Seller agrees that Purchaser shall exclusive control all filings and procedures related with the Antitrust Approval, and agrees to provide to Purchaser with reasonable anticipation for Purchaser's review and comment, any document to be filed by Seller in such filings and procedures.
Section 9.4          Purchaser hereby expressly acknowledges and undertakes that the entire risk rests exclusively with Purchaser as to (a) a denial of the Antitrust Approval and/or (b) the issuance of any resolution, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, oral or in writing, in each case pursuant to any antitrust laws, that may prohibit, prevent or restrict the consummation of the transaction contemplated in this Agreement.
Section 9.5          Purchaser shall indemnify and hold Seller and its Affiliates and their respective Affiliates harmless from any Liabilities arising out of or relating to obtaining the Antitrust Approval.  Seller shall be responsible for its legal fees and expenses in connection with obtaining such Antitrust Approval.
ARTICLE X
 GENERAL PROVISIONS
Section 10.1          Entire Agreement.  This Agreement and the other Transaction Documents, and the Schedules and Exhibits hereto and thereto, the Confidentiality Agreement, along with the Seller Disclosure Schedules, constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter.  Neither party shall be liable or bound to the other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein and therein.
Section 10.2          Assignment.  Neither this Agreement nor any of the rights and obligations hereunder may be assigned or transferred by either party (whether by operation of Law or otherwise) without the prior written consent of the other party hereto.  Any attempted assignment in violation of this Section 9.2 shall be void.  Subject to the two preceding sentences, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.
Section 10.3          Amendments and Waivers.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto, which amendment shall be made only with the prior written consent of the Majority Supporting Noteholders, such consent not to be unreasonably withheld, conditioned or delayed.  By an instrument in writing, Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that the other party was or is obligated to comply with or perform, which waiver shall be made only with the prior written consent of the Majority Supporting Noteholders, such consent not to be unreasonably withheld, conditioned or delayed.
Section 10.4          No Third-Party Beneficiaries.  Except for Sections 2.3, 2.7, 8.1(a) and 9.3, which are intended to benefit, and to be enforceable by, the Majority Supporting Noteholders, this Agreement, together with the other Transaction Documents and the Exhibits and Schedules hereto and thereto are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.
Section 10.5          Notices.  All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or five (5) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of a facsimile (receipt confirmation requested), and shall be directed to the address set forth below (or at such other address or facsimile number as such party shall designate by like notice):
if to Purchaser,

Interocean Transportation Inc.
Avenida Leandro N. Alem 986
Capital Federal, Buenos Aires
Argentina
Facsimile:  [●]
Attention:  Felipe Menendez

with a copy (which shall not constitute notice) to:

 Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (h)
Suipacha 1111,  Floor 18
City of Buenos Aires
Zip Code 1008
Att.: Jorge L. Perez Alati / Santiago Daireaux / P. Eugenio Aramburu

(i)	if to Seller,
Princely International Finance Corp.
Avenida Leandro N. Alem 986
Capital Federal, Buenos Aires
Argentina
Facsimile:  [●]
 Attention:  Diego Alvarez

with a copy (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY  10004
Facsimile:  (212) 480-8421
 Attention:  Lawrence Rutkowski
(ii)	if to Noteholders,
Milbank, Tweed, Hadley & McCloy LLP
2029 Century Park East
33rd Floor
Los Angeles, CA 90017
Facsimile:  +1 (213) 892-4777
 Attention:  Eric R. Reimer

with a copy (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street

Facsimile:
 Tyson M. Lomazow
Section 10.6          Specific Performance.  The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of such equitable relief is not an appropriate remedy for any reason at Law or in equity.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to obtain equitable relief regarding the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.
Section 10.7          No Survival.  All representations and warranties made in this Agreement shall not survive the Closing Date (provided, however, that covenants and agreements herein that by their terms are to be satisfied after the Closing Date shall survive until satisfied in accordance with their terms).

Section 10.8          Governing Law and Jurisdiction.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.  All Proceedings brought in connection with this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of The City of New York.  In addition, each of the parties hereto hereby (a) submits to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of The City of New York for the purpose of any Proceeding arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Proceeding any claim that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that it is not subject personally to the jurisdiction of such courts.  Each party hereto agrees that service of process upon such party in any such Proceeding shall be effective if notice is given in accordance with Section 9.5.
Section 10.9          Waiver of Jury Trial.  EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR THE TRANSACTION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.  NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS.  NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.  EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 9.8. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 9.8 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
Section 10.10          Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.11          Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more such counterparts have been signed by each party and delivered (by facsimile, e-mail, or otherwise) to the other party.  This Agreement has been executed in the English language.  If this Agreement is translated into another language, the English language text shall in any event prevail.
Section 10.12          Expenses.  Whether or not the Closing takes place, and except as set forth otherwise in this Agreement, all costs and expenses incurred in connection with this Agreement, the Transaction and the other transactions contemplated hereby shall be paid by the party incurring such expense.
Section 10.13          Interpretation; Absence of Presumption.  It is understood and agreed that the specification of any dollar amount in the representations and warranties or covenants contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedules is or is not material for purposes of this Agreement.  Nothing herein (for the avoidance of doubt, including the Seller Disclosure Schedules) shall be deemed an admission by any party or any of its Affiliates, in any Proceeding or Action, that such party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.  For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, clause, Exhibit and Schedule are references to the Articles, Sections, clauses, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms "hereof," "herein," "hereby," "hereto," and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to "dollars" or "$" shall mean U.S. dollars; (e) the word "including" and words of similar import when used in this Agreement and the Transaction Documents shall mean "including without limitation," unless otherwise specified; (f) the word "or" shall not be exclusive; (g) references to "written" or "in writing" include in electronic form; (h) provisions shall apply, when appropriate, to successive events and transactions; (i) the headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the other Transaction Documents; (j) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the other Transaction Documents and if an ambiguity or question of interpretation should arise, this Agreement and the other Transaction Documents shall be construed as if drafted jointly by the parties hereto or thereto and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in this Agreement or the other Transaction Documents; (k) a reference to any Person includes such Person's successors and permitted assigns; (l) any reference to "days" means calendar days unless Business Days are expressly specified; and (m) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.
Section 10.14          Parent Guarantee.  Parent hereby, jointly and severally, irrevocably, absolutely and unconditionally guarantees to Purchaser the full payment and performance by Seller of all of Seller's liabilities and obligations under this Agreement (all such liabilities and obligations of Seller being the "Seller Obligations") when and as the same are to be paid or performed, as the case may be.  Except in the case of fraud by Purchaser, Parent's obligations hereunder shall not be affected by any facts or circumstances that might constitute a legal or equitable bar, discharge or defense to any Seller Obligation available to Parent but not available to Seller, and Parent hereby expressly waives and renounces any and all such bars, discharges and defenses.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.
ULTRAPETROL (BAHAMAS) LTD.

By:
Name:
Title:

PRINCELY INTERNATIONAL FINANCE CORP.

By:
Name:
Title:

PALMDEAL SHIPPING INC.

By:
Name:
Title:

INTEROCEAN TRANSPORTATION INC.

By:
Name:
Title:

UABL S.A.

By:
Name:
Title:

ULTRAPETROL S.A.

By:
Name:
Title:

Seller Disclosure Schedule

1.1	Permitted Liens
2.4(a)(i)	Assets
2.4(a)(ii)	Assigned Contracts
2.4(a)(iii)	Ocean Business Intellectual Property
2.4(a)(ix)	Retained Actions and Claims
2.5(c)	Retained Intellectual Property
2.7	Working Capital Calculation
3.3(a)	Parties with Preemptive Right or Right to Vote on Transaction
3.3(b)	Parties with Preemptive Right or Right to Vote on Purchase of Naviera Interests
3.4	Liens on Acquired Company Assets
3.8	Tax Proceedings
3.9	Litigation
3.11	Ocean Business Employees
5.2	Conduct Not in Ordinary Course of Business
5.6	Non-Current Liabilities
5.16(b)	Inter-Company Contracts That Will Not Be Cancelled

1.1          Permitted Liens

None.

2.4(a)(i)          Assets

378 containers*
1 container stacker*

*To the extent such assets are not already included in the inventories of the Acquired Companies.

2.4(a)(ii)          Assigned Contracts

OCEAN BUSINESS CONTRACTS PENDING TO BE TRANSFERRED TO NAVIERA DEL SUD S.A.
Type	Counterparty	Companies	Document	Comments
Connecting Carrier Agreement	CMA CGM	UABL S.A.	Novation	No novation required since the client wants a new contract with different conditions. The new contract will be signed by Naviera del Sud.
Connecting Carrier Agreement	Compañía Sudamericana de Vapores S.A.	UABL S.A.	Novation	Pending
Connecting Carrier Agreement	Hapag Lloyd	Naviera del Sud S.A. and UABL S.A.	Termination Notice	The contract is to be terminated. A new contract only with Naviera expected to be signed in the future.
Connecting Carrier Agreement	Hyundai Merchant Marine America Inc.	UABL S.A.	Novation	Pending
Connecting Carrier Agreement	MOL (Brasil) Ltda.	UABL S.A.	Novation	Pending
Connecting Carrier Agreement	MSC Mediterranean Shipping Company S.A.	UABL S.A.	Novation	Pending
Connecting Carrier Agreement	Pacific International Lines	UABL S.A.	Novation	Pending

2.4(a)(iii)          Ocean Business Intellectual Property

The trademarks " Patagonia Shipping" (Ultrapetrol S.A.), "Patagonia Shipping Lines" (Ultrapetrol S.A.) and "PSL" (UABL S.A.)

2.4(a)(ix)          Retained Actions and Claims

Bareboat charter party dispute with the owner of M/T Mentor in connection with several defects affecting the condition of the vessel at the time of delivery (C/P dated December 30, 2014); provided, however, that is such dispute is not settled by the time the M/T Mentor is re-delivered to its owner, Seller shall reassign such claim to Purchaser for in exchange for a one-time payment of US$100,000 to be made by Purchaser to Seller at the time of such reassignment.

2.5(c)          Retained Intellectual Property

None.

2.5(h) Excluded Insurance Claims

Particular average insurance claim on the M/V Asturiano due to break down of tail shaft generator (Incident date January 15, 2016), provided however that damage was repaired and such repair paid for by Seller.

2.7          Working Capital Calculation

OCEAN BUSINESS (excluding MT Austral)
DETAIL OF WORKING CAPITAL AS OF DECEMBER 31, 2016

Cash and cash equivalent		2,980,964

Accounts receivables		4,430,179

Other credits		518,887

Other assets (bunkers and lubs)		594,539

less	Accounts payables	(3,422,490)

Social charges and taxes (includes provisions)		(2,137,108)

WORKING CAPITAL AS PER BALANCE SHEET		2,964,971

Adjustments to Working Capital

Expenses to be incurred (Asturiano 90/USU)		(105,748)	(a)

Expenses to be incurred (Argentino II 82/BUE)		20,612	(a)

ADJUSTED WORKING CAPITAL		2,879,835

(a)
For the purpose of calculating the Working Capital, any expenses to be incurred in connection with the revenue for in-progress voyages that has been recognized and either collected in cash or is due in the form of accounts receivable shall reduce the amount of Working Capital

Further Adjustments:

Working capital	2,879,835.00
Less additional deductions
Acc. Withholding Taxes Asturiano (*)	90,832.00
Posicionamiento	75,000.00
Vinisa (**)	31,263.00
OffHire Mentor Pama energy	120,315.00
Francos/vacaciones	262,026.00
Severance estimacion contribution	95,333.33
Francos/vacaciones crew trans jan	79,849.51
Ajuste enero/feb tripulante a transferir	82,957.93
Working Capital less additional deductions	2,042,258.23
Plus additional credits
Funds wired to account of Palmdeal	957,741.77
Working Capital after further adjustments	3,000,000.00

3.3(a)          Parties with Preemptive Right or Right to Vote on Transaction

None.

3.3(b)          Parties with Preemptive Right or Right to Vote on Purchase of Naviera Interests

None.

3.4          Liens on Acquired Company Assets

None.

3.8          Tax Proceedings

None.

3.9          Litigation

None.

3.11          Ocean Business Employees

Crew Members as of January 31, 2017 (including crew members to be transferred)
Company	Employee File	Surname	Name	Vessel	Rank	Comments
NADS	90060234	ADORNO	ROQUE ROBERTO	ASTURIANO	COCINERO	NADS
NADS	90060145	AGUIRRE	JESUS FLORENTINO	MENTOR	CAPITAN DE ULTRAMAR	NADS
NADS	90060207	ALFONZO	RAMON ALBERTO	ARGENTINO II	CONTRAMAESTRE	NADS
NADS	90060015	ARAVENA PINO	ANGEL CUSTODIO	ARGENTINO II	1ER CABO ENGRASADOR	NADS
NADS	90060208	ARCE DE YSASA	FAISAL ROLANDO	MENTOR	ENGRASADOR	NADS
UABL	50050861	ARMANINO	DARIO GERMAN	AUSTRAL	1ER OFICIAL DE MAQUINAS	To be transferred to NADS 01/02/2017
NADS	90060197	ARRIOLA	MATIAS ESEQUIEL	MENTOR	MAQUINISTA NAVAL	Temporary
UABL	50050617	BAHLE	OSVALDO RODOLFO	AUSTRAL	MARINERO	To be transferred to NADS 01/02/2017
NADS	50050004	BALLARINI	LUIS ROBERTO	AUSTRAL	1ER BOMBERO	NADS
NADS	90060133	BARRERA	MATIAS DAVID	MENTOR	1ER OFICIAL DE CUBIERTA	NADS
NADS	90060242	BARRIO	VICTOR GABRIEL	ASTURIANO	MAQUINISTA NAVAL SUPERIOR	NADS
NADS	90060001	BARRON	JORGE	ARGENTINO II	CAPITAN DE ULTRAMAR	NADS
NADS	90060268	BASILE UBEDA	ANDRES LEONARDO	MENTOR	PILOTIN DE CUBIERTA	NADS
NADS	90060210	BELOSO	NESTOR OMAR	MENTOR	1ER OFICIAL DE CUBIERTA	NADS
NADS	90060279	BENITEZ	IVAN LEONARDO	ARGENTINO II	MARINERO	Temporary
NADS	90060167	BLANCO	RAMON RUBEN	MENTOR	COCINERO	NADS
UABL	50050024	BULLON BEJARANO	MARCELO ARIEL	AUSTRAL	MARINERO	To be transferred to NADS 01/02/2017
UABL	50050862	BUSTO DE LA VILLA	ENRIQUE NICOLAS	AUSTRAL	MAQUINISTA NAVAL	To be transferred to NADS 01/02/2017
NADS	90060017	CABRERA	CARLOS ALBERTO	ARGENTINO II	ELECTRICISTA	NADS
NADS	90060014	CALVANO	JOSE AMBROSIO	MENTOR	MARINERO	NADS

NADS	90060175	CAQUEO OLIVARES	FRANCISCO VICENTE	MENTOR	MARINERO	NADS
NADS	50050014	CARNERI	ALDO OSCAR	AUSTRAL	MAQUINISTA NAVAL SUPERIOR	NADS
UABL	50050425	CASTAGNOLA	DIEGO ARIEL	AUSTRAL	2DO OFICIAL DE CUBIERTA	To be transferred to NADS 01/02/2017
NADS	90060043	CASTROGIOVANNI	PIERO RAUL	ASTURIANO	1ER OFICIAL DE MAQUINAS	NADS
UABL	50050648	CHECURA	DANIEL OSCAR	AUSTRAL	3ER OFICIAL DE CUBIERTA	To be transferred to NADS 01/02/2017
NADS	90060222	CIRONI	PAOLO NICOLAS	MENTOR	3ER OFICIAL DE CUBIERTA	Temporary
NADS	90060281	COHEN	FERNANDO OSCAR	ARGENTINO II	MAQUINISTA NAVAL	Temporary
NADS	90060030	COLLI	FERNANDO LEONEL	ARGENTINO II	CAPITAN DE ULTRAMAR	NADS
UABL	50050846	CORDOBA	MAXIMILIANO ALBERTO	AUSTRAL	1ER CABO ENGRASADOR	To be transferred to NADS 01/02/2017
NADS	90060006	CORREA	CARLOS RODOLFO	ARGENTINO II	1ER OFICIAL DE MAQUINAS	NADS
NADS	90060013	COSENZA	MARCELO ALEJANDRO	MENTOR	MARINERO	NADS
UABL	50050775	CRESTELO	SERGIO ADRIAN	AUSTRAL	MAQUINISTA NAVAL SUPERIOR	To be transferred to NADS 01/02/2017
NADS	90060110	CRUZ	RODRIGO SEBASTIAN	ARGENTINO II	ELECTRICISTA	NADS
NADS	90060012	D ORIA	JUAN FEDERICO	ARGENTINO II	MARINERO	NADS
NADS	90060235	DARQUIER	CRISTIAN FEDERICO	ASTURIANO	1ER OFICIAL DE MAQUINAS	NADS
NADS	90060123	DE PALMA	CARLOS	MENTOR	1ER CABO ENGRASADOR	NADS
NADS	90060157	DE ROSA	MARIANO CARLOS	ARGENTINO II	2DO OFICIAL DE CUBIERTA	NADS
NADS	90060258	DENNEHY	AGUSTIN	MENTOR	PILOTIN DE CUBIERTA	NADS
NADS	90060032	DESIMONE	ERNESTO DARIO	ARGENTINO II	1ER CABO ENGRASADOR	NADS
NADS	90060022	DEVALLE	DIEGO JORGE	ARGENTINO II	1ER OFICIAL DE CUBIERTA	NADS
NADS	90060061	DI LEO LAROTI	AXEL GABRIEL	MENTOR	MAQUINISTA NAVAL	NADS
NADS	90060282	ELSTNER	ROBERTO GASTON	ASTURIANO	1ER MOZO	Temporary
NADS	50050844	ESCOBAR	EDUARDO ADRIAN	AUSTRAL	MARINERO	NADS
NADS	90060124	ETCHEVERRIA	ANTONIO OSCAR	ASTURIANO	MARINERO	NADS

NADS	90060246	FELLAY	PAUL SEBASTIAN	ASTURIANO	3ER OFICIAL DE CUBIERTA	NADS
NADS	90060191	FERNANDEZ	CARLOS ALBERTO	MENTOR	2DO OFICIAL DE CUBIERTA	NADS
NADS	90060011	FERNANDEZ	LUIS ALBERTO	ARGENTINO II	1ER MOZO	NADS
NADS	90060062	FOUILLET	IVAN GASTON	MENTOR	MARINERO	NADS
NADS	50050865	FRAGOSA	JOEL JULIO	AUSTRAL	MARINERO	NADS
NADS	90060211	FRANCO	OSCAR ALBERTO	MENTOR	MARINERO	NADS
NADS	50050027	FUNES	CARLOS ENRIQUE	AUSTRAL	ENGRASADOR	NADS
NADS	90060177	GALEANO	JUAN MARCELO	MENTOR	1ER CABO ENGRASADOR	NADS
NADS	90060187	GARCIA	WALTER DIEGO	MENTOR	1ER CABO ENGRASADOR	NADS
NADS	90060280	GARCIA	JUAN MANUEL	ARGENTINO II	3ER OFICIAL DE CUBIERTA	Temporary
NADS	90060150	GAUNA	JORGE EXEQUIEL	ARGENTINO II	CONTRAMAESTRE	NADS
UABL	50050023	GAZIGLIA	SEBASTIAN AUGUSTO	AUSTRAL	1ER OFICIAL DE MAQUINAS	To be transferred to NADS 01/02/2017
NADS	90060209	GHIETTI	PABLO ALEJANDRO	ARGENTINO II	CONTRAMAESTRE	NADS
NADS	90060257	GHIGLIANI	ROBERTO ENRIQUE	ASTURIANO	ELECTRICISTA	NADS
NADS	90060156	GIUDICE	FABIAN GUSTAVO	MENTOR	1ER OFICIAL DE MAQUINAS	NADS
NADS	50050092	GOMEZ	CEFERINO EDUARDO	AUSTRAL	MARINERO	NADS
NADS	90060163	GOMEZ	CRISTHIAN HECTOR	MENTOR	ENGRASADOR	NADS
NADS	90060239	GONZALEZ	MIGUEL ANGEL	ASTURIANO	ENGRASADOR	NADS
NADS	90060232	GONZALEZ NARVARTE	MANUEL	ASTURIANO	PILOTIN DE CUBIERTA	NADS
NADS	90060278	GRAB	MARTIN LEANDRO	ASTURIANO	3ER OFICIAL DE CUBIERTA	Temporary
NADS	90060132	GUERRERO	GUSTAVO RAUL	MENTOR	MAQUINISTA NAVAL SUPERIOR	NADS
NADS	90060176	GUZMAN	JOSE LUIS	ASTURIANO	ENGRASADOR	NADS
NADS	50050869	HEIM	RENE DAMIAN	AUSTRAL	MAQUINISTA NAVAL	NADS
NADS	50050081	HERMIDA	ALBERTO MARTIN	ASTURIANO	1ER CABO ENGRASADOR	NADS
NADS	90060102	HERRERO	CARLOS ALBERTO	ASTURIANO	CAPITAN DE ULTRAMAR	NADS
NADS	90060275	HRECZUCH	JORGE ESTEBAN	ARGENTINO II	MARINERO	NADS

NADS	90060237	IPSALE	MATIAS ALEJANDRO	ASTURIANO	1ER OFICIAL DE MAQUINAS	NADS
NADS	90060214	JASPE	CARLOS IGNACIO	ASTURIANO	MARINERO	NADS
NADS	90060236	JUAREZ	ADAN RUBEN	ARGENTINO II	1ER OFICIAL DE CUBIERTA	NADS
NADS	90060170	JUAREZ	ALFREDO RAMON	ARGENTINO II	1ER MOZO	NADS
NADS	90060160	JUNCOS	JUAN DOMINGO	ASTURIANO	CONTRAMAESTRE	NADS
NADS	90060090	KOLOCSAR	BERNARDO LORENZO	ARGENTINO II	3ER OFICIAL DE CUBIERTA	NADS
NADS	90060159	KRALEWSKI	ALEJANDRO LUIS	ARGENTINO II	MARINERO	NADS
NADS	90060250	LAFUENTE	FERNANDO ROBERTO	ASTURIANO	CAPITAN DE ULTRAMAR	NADS
UABL	50050511	LAURO	LEONARDO ALFREDO	AUSTRAL	1ER OFICIAL DE CUBIERTA	To be transferred to NADS 01/02/2017
NADS	90060249	LAYUS	MARTIN GABRIEL	ASTURIANO	1ER CABO ENGRASADOR	NADS
NADS	90060042	LEIVA	NORBERTO ANTONIO	ASTURIANO	MARINERO	Temporary
NADS	90060248	LEWKOWICZ	PABLO RAUL	ARGENTINO II	COCINERO	NADS
NADS	50050094	LHANDE	EUGENIO	AUSTRAL	1ER OFICIAL DE CUBIERTA	NADS
NADS	90060128	LIMA PORTO	NESTOR GABRIEL	MENTOR	1ER BOMBERO	NADS
NADS	90060204	LIMA PORTO	VICTOR HUGO	MENTOR	1ER BOMBERO	NADS
NADS	90060024	LIZASO	MARIANO	ARGENTINO II	1ER OFICIAL DE MAQUINAS	NADS
UABL	50050093	LOPEZ	CESAR JOSE	AUSTRAL	1ER CABO ENGRASADOR	To be transferred to NADS 01/02/2017
NADS	90060241	LOPEZ	PABLO LUIS	MENTOR	MAQUINISTA NAVAL	NADS
NADS	90060272	LOPEZ ZUNIN	MANUEL IGNACIO	ASTURIANO	1ER OFICIAL DE CUBIERTA	NADS
NADS	90060284	LUTRI	FACUNDO NAHUEL	ARGENTINO II	MAQUINISTA NAVAL	Temporary
UABL	50050411	MACIEL	DAMIAN ESTEBAN	AUSTRAL	ENGRASADOR	To be transferred to NADS 01/02/2017
NADS	90060139	MAGALHAES	SEBASTIAN EMMANUEL	MENTOR	ENGRASADOR	NADS
NADS	90060149	MALETSKII	YURIY	ASTURIANO	MAQUINISTA NAVAL	NADS
UABL	50050095	MARTINEZ	JULIO DEL ROSARIO	AUSTRAL	COCINERO	To be transferred to NADS 01/02/2017

UABL	50050078	MARTINS CASARINO	DOMINGO EDGAR	AUSTRAL	1ER BOMBERO	To be transferred to NADS 01/02/2017
NADS	90060005	MENDOZA	EDUARDO ALBERTO	ARGENTINO II	MAQUINISTA NAVAL SUPERIOR	NADS
UABL	50050127	MINKIEWICZ	NICOLAS MAXIMILIANO	AUSTRAL	ENGRASADOR	To be transferred to NADS 01/02/2017
UABL	50050110	MOCHI	HORACIO DANIEL	AUSTRAL	CAPITAN DE ULTRAMAR	To be transferred to NADS 01/02/2017
NADS	90060130	MONTENEGRO	SERGIO ANTONIO	ASTURIANO	MARINERO	NADS
NADS	90060182	MOREY	GUSTAVO DANIEL	MENTOR	CAPITAN DE ULTRAMAR	NADS
NADS	90060142	MORINIGO	LEONARDO PABLO	MENTOR	MAQUINISTA NAVAL SUPERIOR	NADS
NADS	90060244	NUÑEZ	JORGE ESTEBAN	ASTURIANO	ENGRASADOR	NADS
NADS	90060020	NYRKA	JUAN	ASTURIANO	MARINERO	NADS
NADS	90060084	ORNASS	JOAQUIN IGNACIO	ARGENTINO II	3ER OFICIAL DE CUBIERTA	NADS
NADS	90060065	OSUNA	LEONARDO OSCAR	MENTOR	1ER CABO ENGRASADOR	NADS
NADS	90060193	PAPA	FACUNDO FABIAN	ARGENTINO II	1ER CABO ENGRASADOR	NADS
NADS	90060184	PAPA	JUAN JOSE	ARGENTINO II	CONTRAMAESTRE	NADS
NADS	50050504	PASTUSZUK	JOSE SEBASTIAN	AUSTRAL	ENGRASADOR	NADS
NADS	50050821	PAVON	JOSE MARTIN	AUSTRAL	MARINERO	NADS
NADS	90060031	PEREZ	RAMON ROQUE	ARGENTINO II	1ER CABO ENGRASADOR	NADS
NADS	90060152	PEREZ	OSCAR RAMON	ASTURIANO	CONTRAMAESTRE	Temporary
NADS	90060035	PERNIAS	FERNANDO	MENTOR	1ER MOZO	NADS
NADS	90060174	PIEDRABUENA	CHRISTIAN DANIEL	MENTOR	CONTRAMAESTRE	NADS
NADS	90060010	PINTOS	GERARDO MARTIN	ARGENTINO II	MAQUINISTA NAVAL	NADS
NADS	50050001	PIZARRO NODAR	JUVENAL	AUSTRAL	MAQUINISTA NAVAL	NADS
NADS	90060037	POZZI	IGNACIO JAVIER	MENTOR	MAQUINISTA NAVAL	NADS
UABL	50050010	PUECHER	FERNANDO DANIEL	AUSTRAL	MAQUINISTA NAVAL SUPERIOR	To be transferred to NADS 01/02/2017
NADS	90060247	QUADRELLI	SANTIAGO AUGUSTO	ASTURIANO	CAPITAN DE ULTRAMAR	NADS
NADS	90060126	RAMIREZ	JUAN ANTONIO	MENTOR	CONTRAMAESTRE	NADS

NADS	90060196	RAMOS	CARLOS ALBERTO	ASTURIANO	3ER OFICIAL DE CUBIERTA	NADS
NADS	90060245	RAMOS	CARLOS GUILLERMO	ASTURIANO	1ER CABO ENGRASADOR	NADS
NADS	90060018	REBOREDO	GUSTAVO ADOLFO	ARGENTINO II	CAPITAN DE ULTRAMAR	NADS
NADS	90060125	RETAMAR	CRISTIAN ALEJANDRO	ARGENTINO II	MARINERO	NADS
NADS	50050210	REY	PASCUAL ANTONIO	AUSTRAL	CONTRAMAESTRE	NADS
NADS	90060007	REYERO	DAVID ALEJANDRO	ASTURIANO	MAQUINISTA NAVAL	NADS
NADS	90060178	RIOS	MARIO	MENTOR	COCINERO	NADS
NADS	90060049	ROBLEDO	RAUL ANGEL	ARGENTINO II	CONTRAMAESTRE	NADS
NADS	50050076	RODRIGUEZ	JOSE ALBERTO	AUSTRAL	CONTRAMAESTRE	NADS
NADS	50050317	RODRIGUEZ	JUAN FERNANDO	AUSTRAL	MARINERO	NADS
NADS	90060276	RODRIGUEZ	LUCAS NAHUEL	ASTURIANO	COCINERO	Temporary
NADS	90060240	ROLDAN	MARIO MARCELO	ASTURIANO	CAPITAN DE ULTRAMAR	NADS
NADS	90060186	RUEDA	MARTIN	MENTOR	1ER OFICIAL DE CUBIERTA	NADS
NADS	90060219	SANCHEZ	LEONARDO CARLOS	ASTURIANO	MARINERO	Temporary
NADS	90060083	SANGUINETTI	JUAN LISANDRO	MENTOR	CAPITAN DE ULTRAMAR	NADS
NADS	90060225	SCHIFFMACHER	ALAN	ASTURIANO	MAQUINISTA NAVAL	NADS
NADS	90060064	SCHNEIDER	WALTER OSCAR	MENTOR	MARINERO	NADS
UABL	50050658	SCHONHALS	CARLOS ERNESTO	AUSTRAL	1ER OFICIAL DE CUBIERTA	To be transferred to NADS 01/02/2017
NADS	90060243	SEGURADO	EMANUEL	ASTURIANO	CONTRAMAESTRE	NADS
NADS	50050017	SILVA	SEBASTIAN LISANDRO	AUSTRAL	1ER OFICIAL DE CUBIERTA	NADS
NADS	90060180	SIMON	LUIS ANGEL	MENTOR	1ER BOMBERO	NADS
UABL	50050387	SOSA	JOAQUIN JOSE LUIS	AUSTRAL	CONTRAMAESTRE	To be transferred to NADS 01/02/2017
NADS	90060029	SPIRA	JUAN SEBASTIAN	ARGENTINO II	MAQUINISTA NAVAL SUPERIOR	NADS
NADS	90060025	SPIRA	NICOLAS GABRIEL	ARGENTINO II	2DO OFICIAL DE CUBIERTA	NADS
NADS	90060273	TORRES	VANESA ALEJANDRA	MENTOR	1ER OFICIAL DE CUBIERTA	NADS
NADS	90060226	TOSCANO	JORGE DAMIAN	ARGENTINO II	MARINERO	Temporary
NADS	50050715	TRONCOSO	MAXIMILIANO CARLOS	AUSTRAL	3ER OFICIAL DE CUBIERTA	NADS

NADS	50050396	VALDES	EDUARDO FEDERICO	AUSTRAL	MARINERO	NADS
NADS	90060129	VALDES	EDUARDO TIMOTEO	ARGENTINO II	COCINERO	NADS
UABL	50050052	VARELA	HERNAN NICOLAS	AUSTRAL	1ER OFICIAL DE MAQUINAS	To be transferred to NADS 01/02/2017
NADS	90060053	VAZQUEZ	ANDRES ARMANDO	ASTURIANO	ELECTRICISTA	NADS
UABL	50050111	VERDU	GASTON	AUSTRAL	2DO OFICIAL DE CUBIERTA	To be transferred to NADS 01/02/2017
NADS	90060054	VERON	SERGIO DANIEL	MENTOR	MAQUINISTA NAVAL SUPERIOR	NADS
NADS	90060040	VILCA	NALCARIO	ARGENTINO II	ENGRASADOR	NADS
NADS	90060205	VIVAS	HECTOR DANIEL	MENTOR	COCINERO	NADS
NADS	90060189	ZAMORA	GUSTAVO MARCELO	MENTOR	CONTRAMAESTRE	NADS
NADS	90060120	ZAPATA	LUIS ALEJANDRO	MENTOR	MAQUINISTA NAVAL SUPERIOR	NADS
NADS	90060230	ZOARA TOMPOLINI	ALEJANDRO MIGUEL	MENTOR	1ER OFICIAL DE MAQUINAS	NADS
NADS	90060044	GORDANO*	FABIAN ARTURO	ARGENTINO II	MARINERO	Temporary
NADS	90060112	ACOSTA*	DIEGO GASTON	ASTURIANO	2DO OFICIAL DE CUBIERTA	Temporary
NADS	90060229	CABANILLAS*	HECTOR RAFAEL	ASTURIANO	MARINERO	Temporary
NADS	90060261	ROLON	VICTOR ALEJANDRO	ARGENTINO II	MARINERO	Temporary
NADS	90060285	GONZALEZ*	CRISTIAN JORGE	ARGENTINO II	MARINERO	Temporary
NADS	90060293	RUIZ*	JOSE ANTONIO	ASTURIANO	MARINERO	Temporary
NADS	90060294	PERUZZI*	MAURO EMANUEL	ARGENTINO II	MARINERO	Temporary
NADS	90060295	SANCHEZ*	EMANUEL SEBASTIAN	MENTOR	1ER MOZO	Temporary
NADS	90060298	FRANCO*	JOSE OMAR	ARGENTINO II	ELECTRICISTA	Temporary
NADS	90060299	GOMEZ*	ROGELIO GERMAN	ARGENTINO II	MARINERO	Temporary
NADS	90060300	MARQUEZ*	RUBEN BENJAMIN	ARGENTINO II	MARINERO	Temporary

*Employee has less than 120 days in the employ of NDS.

Administrative employees as of January 31, 2017

Employee File	Surname	Name	Relationship type
20008483	FRANCO	LEANDRO	Permanent Administrative
20008100	MAC CULLOCH	ERIC VICTOR	Permanent Administrative
20008391	DE FINO	CARLOS OSVALDO	Permanent Administrative
20008532	MOYANO	VIVIANA MARLENE	Permanent Administrative
20008645	GARCIA	JORGE ADRIAN	Permanent Administrative
20008760	CONFORTI	MATEO	Permanent Administrative
20009685	CERRATO	JOSE RAUL	Permanent Administrative
20009689	MUZYKA	IRYNA	Permanent Administrative
20009698	TARNOVSKY	DIEGO JAVIER	Permanent Administrative
20009722	LANDEIRA	LAURA SOLEDAD	Permanent Administrative
20009705	REYES	CINTIA PAMELA	Permanent Administrative
20008542	HAEDO	SANTIAGO	Permanent Administrative
20008947	GARCIA FERNANDEZ	EZEQUIEL	Permanent Administrative
20008950	LUJAN	ANALIA VERONICA	Permanent Administrative
20009681	LEMBO	FLORENCIA ROCIO	Permanent Administrative
20009682	SPALTRO SCIUTTO	DANTE AGUSTIN	Permanent Administrative
50000230	GALENDE	VIRGINIA CARLA	Permanent Administrative

5.2          Conduct Not in Ordinary Course of Business

None.

5.6          Non-Current Liabilities

Difference in the withholding tax rate applied to the bareboat hire payments on M.T. Mentor and M.V. Asturiano amounting to ARS 6,015,714.15.

5.16(b)          Inter-Company Contracts That Will Not Be Cancelled

The bareboat charters described in Section 5.10 hereof and the Transition Services Agreement.

Exhibit A

Form of Transition Services Agreement

Execution Copy

NAVIERA DEL SUD S.A.

and

ULTRAPETROL S.A.

and

UABL S.A.

and

PRINCELY INTERNATIONAL TRANSPORTATION INC.

 TRANSITION SERVICES AGREEMENT

Section 7.11 Partial Validity	11
ANNEX A – OCEAN BUSINESS	13

This Transition Services Agreement, dated as of January 31, 2017 (the "Agreement") is entered between (i) Naviera del Sud S.A., a company organized under the laws of Argentina ("NDS"), (ii) ULTRAPETROL S.A., a company organized under the laws of Argentina ("UP"), (iii) UABL S.A., a company organized under the laws of Argentina and (iv) Princely International Finance Corp., a company organized under the laws of Panama.

PRELIMINARY STATEMENT

Princely International Finance Corp., an affiliate of UP, was the indirect owner of NDS and sold NDS to its current owners (Interocean Transportation Inc.) under an Equity Interest Purchase Agreement (the "SPA") in connection with a restructuring of Princely and certain of its affiliates.
UP declares that under the SPA, Interocean Transportation Inc. paid good and sufficient consideration for the Ocean Business acquired and Parties under said agreement understood that as part of the price paid by Interocean Transportation Inc. under the SPA, UP has agreed to provide financial, accounting, and human resources, ISM services, access to certain  information, systems and licenses in connection with the Ocean Business (as defined in Annex A) to NDS, including ORACLE, NEXUS and ISM (collectively, the "Services").
NDS has agreed to make Monthly Payments (as defined below) and UABL, an affiliate of UP, has agreed to reimburse NDS for the Monthly Payments, both as set forth in more detail in Article IV hereto. UABL declares that, as an affiliate of UP and of Princely International Finance Corp., and for the consideration paid by Interocean Transportation Inc., it is in UABL's best interest to reimburse the Monthly Payments to UABL.
UP will provide such Services to NDS pursuant to this Agreement upon the terms and subject to the conditions set forth herein.
In consideration of the mutual covenants and agreements herein contained and of other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I – DEFINITIONS

Capitalized terms used in this Agreement shall have the meanings assigned to such terms in Annex A to this Agreement, and the definitions of such terms shall be equally applicable to both the singular and plural forms of such terms.

ARTICLE II – ORACLE, NEXUS, ISM

Section 2.01          Services relating to ORACLE.
From and including February 1, 2017 to and including May 31, 2017, UP shall provide, or shall cause its designee to provide, to NDS access to the information technology ("IT") system for accounting commonly known as "ORACLE" to permit NDS access to all the documentation related to suppliers, clients and accounting accounts for the Ocean Business.
The information \to which NDS shall have access will include all reasonable necessary information in order to properly carry on the Ocean Business, including but not limited to, the following information:
(a)	General information: name, service provided, tax identification, address and telephone number.
(b)	Background documentation: documents related to the commercial relationship and the operations realized, such as invoices, credit notes, debit notes, accounting entries and financial information,
(c)	Additional information: taxes, reports, records, etc.
All the information provided by UP shall be up to date.
Through the IT System "ORACLE", NDS shall also have access to any and all other usual and customary related accounting services, including but not limited to maintenance and monitoring of internal control over financial reporting and disclosure controls and procedures, books and records.
Section 2.02          Services relating to NEXUS.
From and including February 1, 2017 to and including May 31, 2017, UP shall provide, or shall cause its designee to provide, to NDS accurate information about the crew members and the administrative employees employed by the Ocean Business through access to the IT system for human resources commonly known as "NEXUS."
With respect to such employees, NDS shall have access to: personal details, salaries, date of hiring, tax contributions, social security contributions, vacations, days off, benefits, illnesses and every other information related to their employment that NDS shall be aware of. This information shall be provided for both current and non- current crew members and administrative employees.
Regarding crew members and their specifics requirements for employment, NDS shall have access to the qualification and certification of the crew, medical examinations and doctor's certificates that they are fit for the duties, and any other documentation required by local law.

Section 2.03          Services relating to ISM.
From and including February 1, 2017 until such time as NDS has obtained its own ISM certification and Document of Compliance for Panama, UP will permit the vessels MV Asturiano and MT Mentor to continue to operate under the UP's existing Document of Compliance.  UP shall provide, or shall cause its designee to provide, to NDS access to such books, records, systems, certificates or services as necessary to comply with this Section 2.03, but shall not be required to obtain any license, certification or Document of Compliance not already in existence on January 31, 2017.
ARTICLE III – CHARTERS AND VESSEL OPERATIONS

Section 3.01          Compliance with Decree 1010/2004.  UABL will continue to bareboat charter until January 31, 2020 to NDS sufficient Argentinean flag barges to enable NDS to continue chartering, under the terms of such Argentinean Decree 1010/2004 or its replacement legislation, the vessels M/T Mentor and M/T Austral or their replacements as may be required by NDS during such period (the "Bareboat Charters") and to make such amendments to the existing charters as necessary to continue the Bareboat Charters until such time.

UABL agrees that NDS will have the option to increase or decrease the number of barges taken on bareboat charter as necessary for its operations, but never exceeding the number required to cover the vessels M/T Mentor and M/T Austral or their approximate equivalent replacements.

UABL shall receive compensation from NDS for the following taxes, as they become due in Argentina, that arise out of the bareboat chartering of the Argentine flagged river barges from UABL to Naviera and from Naviera to UP: stamp tax (impuesto a los sellos), Gross Turn Over Tax (impuesto a los ingresos brutos), VAT (impuesto al valor agregado), debit and credit taxes (impuesto a los débitos/créditos bancarios); and (ii) Naviera simultaneously will time charter to Ultrapetrol SA, which hereby accepts to charter an equal number of barges, as it has bareboat-chartered from UABL for the same total amount.

Section 3.02          Assistance with vessel operations.  NDS will provide to UABL  assistance with its administrative staff necessary for the vessel M/T Austral to complete its current bareboat charter until the re-delivery of the M/T Austral to its owner, but in any event NDS will not be responsible for the result of the operations or the redelivery of the ship to its owner nor assume any responsibility under the bareboat charter such assistance will not be required to provide such services beyond March 31, 2017.

ARTICLE IV – PAYMENT OF WITHHOLDING TAXES

Section 4.01 Declaration and Payment of Withholding Taxes.  NDS shall make the appropriate filing with appropriate the Argentinian financial authority with respect to payment of overdue withholding taxes in an initial amount for US$189,779.65 (the "Initial Withholding Tax Payment") and the sum of AR$5,386,337.90 payable in 90 monthly installments under the tax moratorium system allowed in Argentina and shall make such payments in a timely manner (the "Remaining Withholding Tax Payments" and jointly with the Initial Withholding Tax Payment, the "Withholding Tax Payments" and each such monthly installment of the Remaining Withholding Tax Payments, the "Monthly Payment").

Section 4.02. Reimbursement of Withholding Tax Payments.  UABL shall reimburse NDS for the Withholding Tax Payments by paying to NDS, no later than three business days before the Initial Withholding Tax Payment and each Monthly Payment is due,  the amount of such Initial Withholding Tax Payment and the Monthly Payment.  For the avoidance of doubt, if a reimbursement is due on the fourth day of a month, UABL shall deliver funds equal to the amount due under the respective reimbursement by the first day of such month.
Section 4.03.          Acceleration. NDS may declare acceleration and request immediate reimbursement of the total outstanding Withholding Tax Payment, if UABL breaches reimbursement obligation over the Initial Withholding Tax Payment or any three Monthly Payment.
ARTICLE V -- GENERAL PROVISIONS

Section 5.01          UP's Obligations. UP undertakes to use its best commercial efforts to provide the Services as required and in a timely manner.
Section 5.02          No Duties Except As Specified in Agreement or Instructions. (a) Any other information or service requested by NDS to UP that is not included in this Agreement shall be requested separately, and UP will not be obliged to provide those additional services or information until terms and conditions are agreed with NDS.
(b)          Under no circumstances shall UP assume any liability, duty or obligation to any Person in connection with or as a result of performing its obligations under this Agreement, other than as expressly provided for herein.
(c)          UP shall have no duty to conduct any affirmative investigation, other than as specifically set forth in this Agreement.
ARTICLE VI - LEGAL GENERAL AND DURATION OF AGREEMENT

Section 6.01          Acts or omissions of UP or UABL. (a) No provision of this Agreement shall be construed to relieve UP or UABL from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct. The duties and obligations of UP or UABL shall be determined solely by the express provisions of this Agreement and UP or UABL shall not be liable except for the performance of its respective duties and obligations as specifically set forth in this Agreement. No implied covenants or obligations shall be read into this Agreement against UP or UABL and, in the absence of bad faith on the part of UP or UABL, UP or UABL may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to UP or UABL, and conforming to the requirements of this Agreement.
(b) The right of UP to perform any discretionary act enumerated in this Agreement shall not be construed as a duty, and UP shall not be answerable for other than its gross negligence or willful misconduct in the performance of such act, and the delivery hereunder to UP, of any information shall not give rise to an affirmative obligation on the part of UP to take any action with respect thereto, except as otherwise expressly provided herein.
Section 6.02          Indemnification. (a) NDS shall indemnify the UP or UABL and its successors and assigns, and hold them harmless against and from, any and all liabilities, obligations, losses, damages, taxes, penalties, claims, actions, suits, costs, expenses (including legal fees and expenses) of any kind and nature whatsoever (collectively, "Expenses") which may be imposed on, incurred by or asserted at any time against UP or UABL (whether or not indemnified against by other parties) in any way relating to or arising out of obligations of NDS under this Agreement; provided, however, that NDS shall not be required to indemnify UP or UABL for Expenses arising or resulting from its own willful misconduct or gross negligence or reimburse UABL for Withholding Taxes.
(b) UP and UABL shall indemnify NDS and its successors and assigns, and hold them harmless against and from, any and all Expenses which may be imposed on, incurred by or asserted at any time against NDS (whether or not indemnified against by other parties) in any way relating to or arising out of obligations of UP or UABL under this Agreement; provided, however, that UP or UABL shall not be required to indemnify NDS for Expenses arising or resulting from its own willful misconduct or gross negligence.
Section 6.03          Himalaya clause. It is hereby expressly agreed that no employee or agent of UP (including every sub-contractor from time to time employed by UP) shall in any circumstances whatsoever be under any liability whatsoever to NDS for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Article, every exemption, limitations, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to UP or to which UP are entitled hereunder shall also be available and shall extend to protect every such employee or agent of UP acting as aforesaid and for the purpose of all the foregoing provisions of this Article UP is or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be their servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.
Section 6.04          Force Majeure. Neither party shall be liable for any loss, damage or delay due to any of the following force majeure events and/or conditions to the extent that the party invoking force majeure is prevented or hindered from performing any or all of their obligations under this Agreement, provided they have made all reasonable efforts to avoid, minimize or prevent the effect of such events and/or conditions:
(i)          acts of God;
(ii)          any government requisition, control investigation, requirement or interference;
(iii)          any circumstances arising out of war, threatened act of war or warlike operations, acts of terrorism, sabotage or piracy, or the consequences hereof;
(iv)          riots, civil commotion, blockades or embargoes;
(v)          epidemics;
(vi)          earthquakes, landslides, floods or other extraordinary weather conditions;
(vii)          strikes, lockouts or other industrial action, unless limited to the employees (which shall not include the Crew) of the party seeking to invoke force majeure;
(viii)          fire, accident, explosion except where caused by negligence of the party seeking to invoke force majeure; and
(ix)          any other similar cause beyond the reasonable control of either party that would constitute force majeure under the applicable law.
Section 6.05          Duration. This Agreement and the obligations contemplated hereunder shall commence on January 31, 2017 and shall terminate on the date of termination set forth in Section 6.06 hereof unless otherwise agreed in writing between the parties hereto.
Section 6.06          Termination. (a) This Agreement shall terminate with respect to Sections 2.01 and 2.02. , on May 31, 2017, with respect to Section 2.03, on the date NDS obtains its ISM certification and Document of Compliance for Panama, with respect to Article III, on January 31, 2020, and with respect to Article IV, once the last Monthly Payment has been made.  Articles I, V, VI and VII shall terminate once all of Articles II, III and IV have terminated.   If either party fails to meet their obligations under this Agreement, the other party may give notice to the party in default requiring them to remedy it. In the event that a party in default fails to remedy it within a reasonable time to the reasonable satisfaction of the other party, the party shall be entitled to terminate this Agreement with immediate effect by giving noticed to the party in default.

(b)The termination of this Agreement shall be without prejudice to all rights accrued due between the parties prior to the Termination Date.
Section 6.07          Law Applicable and Dispute Resolution. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York,  and any dispute arising out of or in connection with this Agreement shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgement must be entered on an award by any court of competent jurisdiction.
ARTICLE VII - MISCELLANEOUS PROVISIONS

Section 7.01          Amendment. This Agreement may be amended from time to time by written agreement signed by the parties hereto.
Section 7.02          Severability. If any provision of this Agreement is held to be in conflict with any applicable statute or rule of law or is otherwise held to be unenforceable for any reason whatsoever, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever. The invalidity of any one or more phrases, sentences, clauses or Sections of this Agreement contained, shall not affect the remaining portions of this Agreement, or any part thereof.
Section 7.03          Notices. All demands, notices and communications hereunder shall be in writing, personally delivered or mailed by certified mail-return receipt requested, and shall be deemed to have been duly given upon receipt (a) in the case of UP, at the following address: Av. Leandro N. Alem 986, 6° Floor, Buenos Aires City, phone number +54 011 4875 - 1600, Email: DAlvarez@ultrapetrol.net, or (b) in the case of NDS, at the following address: Leandro N. Alem 986, 3 Floor, Buenos Aires City, phone number +5411-4315-8745, Email: fmenendez@interoceanship.net, or at other such address as shall be designated by such party in a written notice to the other parties.
Section 7.04          Captions. The captions or headings in this Agreement are for convenience only and in no way define, limit or describe the scope or intent of any provisions or sections of this Agreement.
Section 7.05          No Partnership. Nothing herein contained shall be deemed or construed to create a partnership or joint venture among the parties hereto and the services of each party shall be rendered as an independent contractor and not as agent for any other party.
7.06.          Labor Obligations.Each Party shall be responsible for their labor and social security obligations against their employees and any third party which provide services under the scope of this agreement. In that regard, if any Party employees or third party service suppliers initiate legal actions against the other Party, the Party acting as employer or contractor shall indemnify and hold harmless the other party.
Section 7.07          Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterpart, each of which shall be deemed to be an original. Such counterparts shall constitute one and the same agreement.
Section 7.08          Survival. The covenants and agreements contained in or made pursuant to this Agreement in respect of either party hereto shall survive the execution and delivery of this Agreement and shall continue in effect so long as such party's obligations hereunder remain outstanding.
Section 7.09          Integration. This Agreement and the Schedule and Exhibits hereto constitute the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings or representations pertaining to the subject matter hereof, whether oral or written. There are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth or incorporated herein.
Section 7.10          General Interpretive Principles. For purposes of this Agreement except as otherwise expressly provided or unless the context otherwise requires:
(a)          the defined terms in this Agreement shall include the plural as well as the singular, and the use of any gender herein shall be deemed to include any other gender;
 (b)          references herein to "Articles", "Sections",  "paragraphs", and other subdivisions without reference to a document are to designated Articles, Sections, paragraphs and other subdivisions of this Agreement;
 (c)          the words "herein", "hereof', "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular provision; and
(d)          the term "include" or "including" shall mean without limitation by reason of enumeration.
Section 7.11          Partial Validity. In any provision of this Agreement is or becomes or is held by any arbitrator or other competent body to be illegal, invalid or unenforceable in any respect under any law or jurisdiction, the provision shall be deemed to be amended to the extent necessary to avoid such illegality, invalidity or unenforceability, or, if such amendment is not possible, the provision shall be deemed to be deleted from this Agreement to the extent of such illegality, invalid or unenforceability, and the remaining provisions shall continue in full force and effect and shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, UP, UABL, NDS and Princely have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized and their respective seals, duly attested, to be hereunto affixed, all as of the day and year first above written.

ULTRAPETROL S.A.

________________________________________
Name:
Title:

NAVIERA DEL SUD S.A.

________________________________________
Name:
Title:

UABL S.A.

________________________________________
Name:
Title:

PRINCELY INTERNATIONAL FINANCE CORP.

________________________________________
Name:
Title:

ANNEX A – OCEAN BUSINESS

 "Ocean Business" means the business dedicated to the exploitation of container and tanker vessels, among others, for maritime transportation in Argentine "cabotage" in connection with the execution of commercial agreements over the Vessels.
The Ocean Business unit operates ocean-going vessels in the Argentine domestic trade also known as "cabotage" which is reserved to Argentine flagged vessels or foreign-flagged vessels chartered by Argentine shipowners under an exceptional regime to the Argentine Cabotage Act.
The Ocean Business unit is subdivided in two sub-units. One is the Tanker Vessels unit and the other the Container Vessels unit.
The Tanker Vessels unit currently bareboat charters two Panama flagged small tanker vessels from third party owners, the "AUSTRAL" and the "MENTOR", and time charters them to local oil companies Axion and Petrobras (now owned by Pampa Energia) respectively. The oil companies pay a daily hire for the employment of these vessels, and use them to carry a diversity of hydrocarbons, and occasionally chemicals, between Argentine ports and not very often to Brazilian ports.
The Container Vessels unit owns two container feeder vessels, the "ARGENTINO II" with Argentine flag and the "ASTURIANO" with Panamanian flag, about 300 containers and a container stacker. The unit also leases around 800 third parties owned containers. The trademark name of this unit is Patagonia Shipping Line also known by its customers as PSL. PSL carries containers and containerized goods between Argentine ports mainly from terminals in Buenos Aires to a terminal in Ushuaia and vice-versa. Marketing and cargo booking is made through a third party owned shipping agency in Buenos Aires. PSL receives freight payments from its customers for the transportation of their goods in a slot space on board the container vessels. PSL main customers are container lines like Maersk, Hamburg Sud, Evergreen, Hapag-Lloyd, MSC, MOL, CMA and local shippers like NEWSAN, Vinisa.
 "Person" means an individual, a partnership, a corporation, a joint venture, an unincorporated association, a joint-stock company, a trust, or other entity or a government or any agency or political subdivision thereof.

Exhibit B
Form of General Assignment and Bill of Sale

GENERAL ASSIGNMENT AND BILL OF SALE
This GENERAL ASSIGNMENT AND BILL OF SALE (this "Agreement") is entered into and effective as of January 31, 2017 (the "Effective Date"), by and between UABL S.A., a stock company organized under the laws of Argentina ("Assignor"), and Naviera del Sud S.A., a stock company organized under the laws of Argentina ("Assignee").  Assignor and Assignee are referred to herein individually as a "Party" and collectively as the "Parties."  Capitalized terms used but not otherwise defined herein will have the meanings given to such terms in the Purchase Agreement (as defined below).
WHEREAS, Assignor is a party to that certain Equity Interest Purchase Agreement, dated January 31, 2017 (the "Purchase Agreement"), by and among Assignor, Ultrapetrol (Bahamas) Ltd., Princely International Finance Corp., InteroceanTransportation Inc. and Ultrapetrol S.A.
WHEREAS, pursuant to Section 2.4 of the Purchase Agreement, Assignor desires to assign to Assignee and Assignee desires to assume from Assignor, all right, title and interest to and in the Acquired Company Assets, and Assignee desires to accept such Acquired Company Assets; and
WHEREAS, pursuant to the Purchase Agreement, Assignee has agreed to assume certain liabilities.
NOW, THEREFORE, in consideration of the promises and mutual agreements set forth in the Purchase Agreement, the Parties hereby agree as follows:
1)
Assignment.  Effective as of the Effective Date, Assignor hereby assigns, transfers, conveys, and delivers to Assignee, free and clear of all Liens (other than Permitted Liens), all right, title and interest in, to and under the Assigned Company Assets, and Assignee hereby accepts the assignment, transfer, conveyance and delivery of all right, title and interest in, to and under the Assigned Company Assets.

2)
Assumption.  Effective as of the Effective Date, Assignee hereby assumes and agrees to pay, perform and discharge, in accordance with their respective terms, when due, the Current Liabilities taken into account in the calculation of Working Capital, Permitted Encumbrances, performance obligations under Assigned Contracts, severance costs and the non-current liabilities set forth on Schedule 5.6 to the Purchase Agreement (collectively, the "Assumed Liabilities").

3)
Conflict.  The assignment and assumption of the Assigned Company Assets and the Assumed Liabilities made hereunder are made in accordance with and subject to the Purchase Agreement (including, without limitation, the representations, warranties, covenants, and agreements contained therein), which is incorporated herein by reference.  In the event of a conflict between the terms and conditions of this Agreement and the terms and conditions of the Purchase Agreement, the terms and conditions of the Purchase Agreement shall govern, supersede, and prevail.  Notwithstanding anything to the contrary in this Agreement, nothing herein is intended to, nor shall it, extend, amplify, or otherwise alter the representations, warranties, covenants, and obligations of the Parties contained in the Purchase Agreement or the survival thereof.

4)
Notices.  Any notice, request, or other document to be given hereunder to any Party shall be given in the manner specified in Section 10.5 of the Purchase Agreement.  Any Party may change its address for receiving notices, requests, and other documents by giving written notice of such change to the other Parties in the manner specified in Section 10.5 of the Purchase Agreement.

5)
Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

6)	Amendments. This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, Assignee and Assignor.
7)
Further Assurances.  From time to time after the date hereof, Assignor and Assignee will execute and deliver or cause to be executed and delivered such further deeds, bills of sale, assignments or other instruments as the other Party may reasonably request, in order to more effectively transfer to and vest in Assignee all right, title and interest in, to and under all of the Assigned Company Assets and Assigned Liabilities.

8)
Counterparts; Facsimile and Electronic Signatures.  This Agreement may be executed in any number of counterparts, and by any party on separate counterparts, each of which as so executed and delivered shall be deemed an original, but all of which together shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement as to any party hereto to produce or account for more than one such counterpart executed and delivered by such party.  Counterparts may be executed either in original, faxed or digital transmission form and the Parties shall adopt any signatures received by a receiving fax machine or computer as original signatures of the Parties.

9)
Governing Law.  This Agreement shall be governed by the laws of the State of New York (regardless of the laws that might otherwise govern under applicable New York conflict of laws principles) as to all matters, including matters of validity, construction, effect, performance and remedies.

10)	Binding Effect. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.
11)
No Third Party Beneficiary.  This Agreement is intended solely for the benefit of the Parties and their successors and permitted assigns, and it is not the intention of the Parties to confer third party beneficiary rights upon any other Person or entity not a party to this Agreement.

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12)
Entire Agreement.  This Agreement and the Purchase Agreement and the exhibits and the documents referred to in the Purchase Agreement, embody the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated hereby and supersede all prior agreements and understandings between the Parties with respect thereto.

* * * * *
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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.
UABL S.A.

By:
Name:
Title:

NAVIERA DEL SUD S.A.

By:
Name:
Title:

[Signature Page to Assignment and Assumption Agreement]